
10011034

StellarOne
CORPORATION

2009 Annual Report

Moving forward.

Serving Virginia Communities


Harrisonburg
Culpeper
Fredericksburg
Staunton
Waynesboro
Charlottesville
Buena Vista
Covington
Richmond
Lynchburg
Roanoke
Radford
Christiansburg
Wytheville

Serving the communities of Bedford, Blacksburg, Bowling Green, Buena Vista, Chancellor, Charlottesville, Christiansburg, Covington, Culpeper, Dublin, Fishersville, Forest, Fredericksburg, Grottoes, Harrisonburg, Ladysmith, Lexington, Locust Grove, Lynchburg, Madison, Moneta, New London, Orange, Pearisburg, Radford, Richmond, Riner, Roanoke, Rocky Mount, Salem, Shawsville, Stafford, Staunton, Stuarts Draft, Verona, Vinton, Waynesboro, and Wytheville.

StellarOne CORPORATION

Corporate Profile

StellarOne Corporation (STEL) is the holding company for StellarOne Bank, one of Virginia's largest, independent commercial banks. With locations serving 40 communities, StellarOne operates 56 full service Financial Centers, 1 loan production office and over 80 ATMs. We are proud to serve a contiguous market through the New River Valley, Shenandoah Valley and Central and North Central Virginia.

StellarOne Mission

To maximize value to clients, shareholders and employees by delivering stellar experiences and innovative products while maintaining our commitment to community.

StellarOne Vision

To build the best Virginia-based financial services company...one relationship at a time.

Shoppers' Experience Feedback



60%
50%
40%
30%
20%
10%
0%
Financial Center Manager
Financial Sales Specialist
Financial Sales Associate
Client Contact Center Associate
Extremely Satisfied
Very Satisfied
Somewhat Satisfied
Neither Satisfied nor Dissatisfied
Somewhat Dissatisfied
Very Dissatisfied
Extremely Dissatisfied

Mystery shoppers were asked to rate their overall satisfaction with the service they received during their mystery shop experience. The graph above illustrates the mystery shoppers' overall satisfaction rates with the service provided. The rankings extremely satisfied, very satisfied, or somewhat satisfied were selected by the mystery shopper 92.6% of the time for Financial Center Managers; 87.5% of the time for Financial Sales Specialists; 83.9% of the time for Financial Sales Associates; and 92% of the time for Client Contact Center Associates.



O. R. Barham, Jr.
President & Chief Executive Officer

William P. Heath, Jr.
Chairman of the Board



Dear Shareholders

While 2009 will be remembered as the most challenging year either of us has experienced in our collective 74 years of banking, we are confident that your Company not only has the underlying fundamentals and strength to successfully weather the current economic cycle, but to emerge from it as a leading Virginia banking institution. Despite a challenging year, we continue to be acknowledged for our strong capital, liquidity and valuable deposit franchise. More importantly, our core earnings (pre-tax and pre-provision earnings) continue to be strong. We are thankful for our financial condition and plan to take all of the necessary steps to maintain this strength into the coming year.

While we recorded a loss for the year, we were able to close the year on a positive note by returning the Company to profitability for the fourth quarter. This improved fourth quarter was a result of our continued focus, patience and our resolve to reduce our asset quality issues. This will be a continuing focus as we enter 2010. While our optimism grows, we know that 2010 will still carry the lingering effects of high unemployment, slow economic growth and the uncertainty of new regulatory demands. Regardless, we are firmly committed to return our Company to consistent profitability in the near future. We would like to acknowledge our dedicated employees who have worked diligently to support our strategic goals during a challenging year.

Our Company's position relative to repayment of the Troubled Asset Relief Program (TARP) funds is pertinent. Given the current depressed price of our stock, a capital raise would be seriously dilutive. We do not desire any additional capital at this time. Our goal is to continue to improve our earnings while also cleaning up our balance sheet to minimize the need to raise capital as a condition of repaying TARP. We have no set time to do this. We plan to insure that when we are ready to pull the TARP repayment trigger, all parties are comfortable in doing this.

As you review the enclosed financial results, let us note several bright spots that are not so readily apparent when reviewing the financials. These successes speak to the quality of our Company. First and foremost, we should not forget that we are still one of the largest community banks headquartered in the state and we have continued to grow organically in spite of the economic headwinds. During the year, we refined our delivery channels and fine tuned our branch network. With new profitability measurement capabilities for each line of business, department and branch, a new level of accountability has now been established. One of the first successes that came out of our new profitability measurement was the elimination and combination of eight poor performing branches. Even with the reduction of these offices and the loss of their corresponding deposits, our overall core earnings improved and we still grew our overall deposit base by over $113 million for the year. We are particularly proud that our Company enjoys one of the highest levels of core deposits at 60% of all deposits. This speaks volumes about the breadth and depth of our customer relationships. Our net interest margin continues to be respectable in a historically low rate environment, as we are able to continue to lower our funding costs and improve loan yields through more consistent pricing discipline. Our loan portfolio mix is better balanced as we have reduced our exposure to acquisition and development lending by $84.3

Small Business Administration Lending

While business lending has been increasingly difficult to generate, we still made extraordinary efforts to help small business by ramping up our SBA lending efforts, ending the year as the fifth most active lender in the state. If measured against community banks up to $3 billion in assets, we were number one in SBA lending for the state and we are off to an even stronger start for 2010.

million since the first of the year. We have now turned more of our lending attention to commercial and industrial lending to add further diversity to our portfolio. Residential mortgage lending holds tremendous future profitability potential as we refine this line of business. In 2009, our mortgage unit set a volume record by generating $578 million in secondary financing—a much needed boost to the economy. This stratum of mortgage lending also helped us achieve new levels of profitability on our cross sales efforts on our insurance products. We established a very successful in-house mortgage modification program for many of our portfolio mortgage customers that were struggling with the economic downturn; we reworked over $19 million in residential mortgages allowing many of our customers to remain in their homes. While business lending has been increasingly difficult to generate, we still made extraordinary efforts to help small business by ramping up our SBA lending efforts, ending the year as the fifth most active lender in the state. If measured against community banks up to $3 billion in assets, we were number one in SBA lending for the state and we are off to an even stronger start for 2010.

We completed a company wide cost saving initiative that will result in $2.6 million in annualized cost savings or revenue enhancements annually. In spite of additional resource needs for credit administration, compliance and growth in mortgage operations, we reduced FTE's levels as compared to 2008 by over 2%, and are now down approximately 25% from pre-merger levels in early 2008. These initiatives will begin to reflect improvement in our efficiency ratio as revenues stabilize.

We strengthened our leadership by the hiring of a new Director of Retail and promoted another top talent to run our Corporate Banking unit. Both of these gentlemen bring good new momentum to these crucial lines of business. We have further plans to increase management strength in the coming year, as we position our Company to take advantage of the economic rebound.

In closing, we are optimistic about the future of community banking, as the stigma of "too big to fail" puts a new unfavorable light on our larger competitors. Most pleasing is the growing public acknowledgement, that community banking was not the problem affecting our economic crisis, but is in fact a solution to help put the country back on track. Rest assured, your management team remains vigorously focused on its efforts to provide shareholders the return that is rightly deserved. As always, we thank you for your loyalty and ask for your continued support.



O. R. Barham, Jr.
President & Chief Executive Officer



William P. Heath, Jr.
Chairman of the Board

Financial Highlights

(dollars in thousands except per share amounts)	2009	2008	2007	2006
Total Revenue	$ 115,580	$ 122,706	$ 74,736	$ 75,630
Net Income (Loss) per Common Share	$ (10,364)	$ 9,358	$ 17,002	$ 19,497
Diluted Earnings (Loss) per Common Share	$ (0.46)	$ 0.45	$ 1.57	$ 1.80
Assets	$3,033,101	$2,995,285	$1,594,818	$1,625,989
Stockholders' Equity	$ 420,785	$ 433,556	$ 162,768	$ 150,652
Return on Average Equity	(1.99)%	2.85%	10.92%	13.57%
Efficiency Ratio	76.25%	69.56%	64.39%	60.54%
Dividends per Common Share	$ 0.28	$ 0.64	$ 0.64	$ 0.61
Book Value per Share	$ 18.57	$ 19.18	$ 15.08	$ 13.97
Market Capitalization	$ 225,705	$ 382,026	$ 159,240	$ 300,019
Employees	827	846	496	580
Financial Centers	56	62	35	40

Loans Receivable
(in millions)


$2,500
2,000
1,500
1,000
500
0
1,143
1,218
1,228
2,263
2,186
'05 '06 '07 '08 '09

Deposits
(in millions)


$2,500
2,000
1,500
1,000
500
0
1,256
1,318
1,143
2,323
2,436
'05 '06 '07 '08 '09

Revenues
(in millions)


$150
120
90
60
30
0
72
76
75
123
116
'05 '06 '07 '08 '09

Households
(in thousands)


100
80
60
40
20
0
40
44
94
95*
'06 '07 '08 '09

**921 households sold in 2009*

StellarOne
CORPORATION

2009 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGEACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 000-22283

STELLARONE CORPORATION
(Exact name of registrant as specified in its charter)


Received SEC
MAR 25 2010
Washington, DC 20549

VIRGINIA	**54-1829288**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

590 Peter Jefferson Parkway, Suite 250, Charlottesville, Virginia 22911
(Address of principal executive offices, including zip code)

(434) 964-2211
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	**The NASDAQ Global Select Market**

Securities registered pursuant to section 12 (g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated Filer ☒ Non-accelerated filer ☐
Smaller reporting company ☐ (Do not check if a smaller Reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☒No

As of June 30, 2009, the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, was $281,955,248.
There were 22,808,332 shares of common stock outstanding as of March 3, 2010.

Documents Incorporated by Reference:
Portions of the Proxy Statement for the Company's Annual Meeting of Shareholders to be held on April 27, 2010 are incorporated by reference in Part III hereof.

This page intentionally left blank.

PART I

Item 1. <u>BUSINESS</u>

GENERAL

StellarOne Corporation's the ("Company's") subsidiary bank is community-oriented and offers services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and deposit services. In addition, the Company's subsidiary bank offers internet banking access for banking services, and online bill payment for both consumers and commercial customers. Lending is focused on individuals and small and middle-market businesses in the local market of the Company's subsidiary bank. The bank through its wealth management division provides a variety of wealth management and personal trust services including estate administration, employee benefit plan administration and planning specifically addressing the investment and financial management needs of its customers. Other lines of business include Corporate Banking, Retail Banking, Business Banking and Mortgage Banking and utilizing a "super-community" banking strategy, the subsidiary is run autonomously as a community bank, with the holding company providing back-office support such as corporate finance, loan and deposit operations, credit administration, information technology, marketing, human resources, compliance, audit and loan review. At December 31, 2009, StellarOne Corporation had consolidated total assets of $3.0 billion and was one of the largest independent bank holding companies headquartered in the Commonwealth of Virginia.

The Company's operating strategy is to generate interest income, fees and other revenue growth through business lines that emphasize higher yielding assets and low or no interest-cost deposits. This strategy includes partnering with our clients while providing excellent service through branches that are open six days a week, automated teller machine ("ATM") networks and telephone and internet banking. The Company's growth strategies include new branch expansion, acquisitions and the development of new products and services. New products and services are designed to build on existing businesses and expand into complementary products and services through strategic initiatives.

The Company's lending strategy is to originate high credit quality, primarily secured, loans. The Company's largest core lending business is its commercial and residential real estate loan operation, which offers variable-rate loans and lines of credit secured by real estate properties. These loans are generally made on local properties or to local customers within our markets.

StellarOne Bank owns a 14.2% interest in Banker's Insurance, LLC and a 24.5% interest in Virginia Title Center, LLC. Bankers Insurance, LLC is a full-service, independent insurance agency headquartered in Richmond, Virginia that was established in 1999 and has a total of 13 offices. Through partnerships with many of the major insurance companies, Bankers Insurance is able to offer complete insurance packages, whether commercial, personal, or life and health, at competitive prices. Based in Roanoke, Virginia, Virginia Title Center, LLC has been providing title insurance products and related services in Virginia, Tennessee, North Carolina, South Carolina, and West Virginia since 1989. Virginia Title Center underwrites through Investors Title Insurance Company headquartered in Chapel Hill, North Carolina. Investors Title is recognized nationally for its innovative products, flexible underwriting, and competitive pricing.

EMPLOYEES

At December 31, 2009, the Company had 827 full time equivalent employees. No employees are represented by any collective bargaining unit. The management of the Company considers relations with its employees to be good.

COMPETITION

The Company and its subsidiaries incur strong competition in each of its primary markets from large regional and national financial institutions, savings and loans, credit unions and other community banking organizations. In addition, consumer finance companies, asset managers and mortgage companies all provide competition. Out-of-state bank holding companies are providing increased competition through merger with and acquisition of Virginia banks.

The Company's deposit market share at June 30, 2009 represented approximately 1.17% of the total banking deposits in the Commonwealth of Virginia. Competition for deposits is influenced by rates paid, customer loyalty factors, product offerings and convenience of branch network.

The competition in the industry has also increased as a result of the passage of the Gramm-Leach-Bliley Act of 1999 (the "Act"), which drew new lines between the types of activities that are financial in nature and permitted for banking organizations, and those activities that are commercial in nature and not permitted. The Act imposes Community Reinvestment requirements on financial service organizations that seek to qualify for the expanded powers to engage in broader financial activities and affiliations with financial companies that are permitted.

The Act created a new form of financial organization called a financial holding company that may own banks, insurance companies and securities firms. A financial holding company is authorized to engage in any activity that is financial in nature, incidental to an activity that is financial in nature, or is a complimentary activity. These activities may include insurance, securities transactions, and traditional banking related activities. The Act establishes a consultative and cooperative procedure between the Federal Reserve and the Secretary of the Treasury for purposes of determination as to the scope of activities permitted by the Act. The Company is not a financial holding company.

No material part of the business of the subsidiary bank is dependent upon a single or a few customers and the loss of one or more customers would not have a materially adverse effect upon the business of the bank. Management is not aware of any indications that the business of the bank or material portion thereof is, or may be, seasonal.

REGULATION, SUPERVISION AND GOVERNMENT POLICY

Bank Holding Company

The Company is registered as a bank holding company under the Federal Bank Holding Corporation Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and Virginia State Corporation Commission ("SCC"). As a bank holding company, the Company is required to furnish to the Federal Reserve Board an annual report of its operations at the end of each fiscal year and to furnish such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Corporation Act. The Federal Reserve Board and SCC conduct examinations of the Company and its subsidiary on an alternate year basis.

A bank holding company must satisfy special criteria to qualify for the expanded powers authorized by the Act, including the maintenance of a well-capitalized and well-managed status for all subsidiary banks and a satisfactory community reinvestment rating.

On December 19, 2008, as part of the Capital Purchase Program (CPP) established by the U.S. Department of the Treasury ("Treasury") under the Emergency Economic Stabilization Act of 2008 (the "EESA"), the Company entered into a Purchase Agreement with Treasury pursuant to which the Company issued and sold to Treasury 30,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share (the "Series A Preferred Stock"), and a ten-year warrant to purchase up to 302,623 shares of the Company's common stock, par value $1.00 per share, at an initial exercise price of $14.87 per share, for an aggregate purchase price of $4.5 million.

Cumulative dividends on the Series A Preferred Stock accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. The Series A Preferred Stock has no maturity date and ranks senior to the Company's common stock (and pari passu with the Company's other authorized series of preferred stock) with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution, and winding up of the Company. The Series A Preferred Stock generally is non-voting. The American Reinvestment and Recovery Act of 2009 ("ARRA") amends certain provisions of EESA and includes a provision that, subject to consultation with the appropriate Federal banking agency, directs the Treasury to permit financial institutions from whom the Treasury purchased preferred stock to redeem such preferred stock at par upon approval by its primary regulator.

Under the CPP, the Company and the Named Executive Officers amended certain employment agreements and benefit plans and arrangements to the extent necessary to be in compliance with the executive compensation and corporate governance requirements of Section 111(b) of the EESA as implemented by any guidance or regulation under Section 111(b) of EESA that was issued and in effect as of the closing date of the transaction. Section 7001 of ARRA amends Section 111 of EESA to provide that participants in the CPP are subject to the standards established by the Secretary, and directs the Secretary to require each CPP recipient to meet appropriate standards for executive compensation and corporate governance. On June 15, 2009, the Treasury issued an interim final rule, Trouble Asset Relief Program (TARP) Standards For Compensation and Corporate Governance, to provide guidance on the executive compensation and corporate governance provisions of the EESA as amended by the ARRA.

Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory or possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. As of December 31, 2009, the Company and its subsidiary bank met all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the Federal Reserve Bank of Richmond categorized the Company's subsidiary bank as "well capitalized" under the regulatory framework for prompt corrective action under the Federal Deposit Insurance Act of 1991 "FDICIA". To be categorized as "well capitalized," the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios. There are no conditions or events since notification that management believes have changed the Company's category.

Dividends

It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only from income available as defined, and only from prospective earnings retention consistent with the organization's expected future needs and financial condition. The policy provides that the bank holding companies should not maintain a level of cash dividends that undermines the ability to serve as a source of strength to the banking subsidiary.

The Company is a holding company separate and apart from its subsidiary, and thus has liquidity needs that are funded primarily by the income of its subsidiary. The parent company's cash outflows consist of dividends to shareholders, interest on borrowings and unallocated corporate expenses. The main sources of funding for the parent company are the management fees and dividends it receives from its banking subsidiary. Under the current supervisory regulation, prior approval from such agencies is required if the community bank pays cash dividends that exceed certain levels as defined. During 2009, the banking subsidiary paid $26.7 million in management fees to the Company, and $5.5 million in dividends were paid to the Company.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1933, including the Company. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for the Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the Securities and Exchange Commission ("SEC"); (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) increased disclosure and reporting obligations for companies, their directors and executive officers; and (vi) new and increased civil and criminal penalties for violations of securities laws. Certifications of the Chief Executive Officer and Chief Financial Officer can be found in the "Exhibits" section of this document. "Management's Report on Internal Control over Financial Reporting" can be found in Item 9A of this report.

BANK REGULATION

The Company's subsidiary bank is subject to supervision and regulation by the Federal Reserve Board and the SCC. The various laws and regulations administered by the regulatory agencies affect corporate practices, including business practices related to payment and charging of interest, documentation and disclosures, and affect the ability to open and close offices or purchase other subsidiaries.

USA Patriot Act. The Company's subsidiary bank is subject to the requirements of the USA Patriot Act, which provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. The Act places a significantly increased reporting responsibility and regulatory oversight on financial institutions to share information with the federal government concerning activities that may involve money laundering or terrorist activities. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Certain provisions of the USA Patriot Act impose the obligation to establish anti-money laundering programs, including the development of a customer identification program, and the screening of all customers against any government lists of known or suspected terrorists. The Company is in compliance with the requirements of the Act.

Deposit Insurance Premiums. Under current regulations, FDIC-insured depository institutions that are members of the FDIC pay insurance premiums at rates based on their assessment risk classification, which is determined, in part, based on the institution's capital ratios and on factors that the FDIC deems relevant to determine the risk of loss to the FDIC. In 2007, the annual assessment rates changed to a range of 5-43 basis points, an increase from the 0-27 basis point range that had been in effect since 1996. In 2009, the base assessment rate range for Risk Category 1 institutions increased to 7-24 basis points as part of the FDIC's Restoration Plan for the Depositors Insurance Fund "DIF". This increase was necessary to replenish the DIF due to the number of recent failures of FDIC-insured institutions. As part of the new assessments that began April 1, 2009, the FDIC introduced three new adjustments that may impact the assessment base. These adjustments are for 1) a potential decrease for long-term unsecured debt, 2) a potential increase for secured liabilities above a threshold amount and 3) for non-risk category 1 institutions, a potential increase for brokered deposits above a threshold amount. The base assessment rates for Risk Categories II — IV range from 17-78 basis points. A change in our risk category would negatively impact our assessment rates. The Company's subsidiary bank's Risk Category for 2009 was I.

The amount an institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund and may be reviewed semi-annually. Additionally, all institutions insured by the FDIC Bank Insurance Fund are assessed fees to cover the debt of the Financing Corporation, the successor of the insolvent Federal Savings and Loan Insurance Corporation. The current assessment rate effective for the first quarter of 2010 is 0.265 basis points (1.06 basis points annually). The assessment rate is adjusted quarterly.

On May 22, 2009, the FDIC voted to levy a special assessment on insured institutions as part of the FDIC's efforts to rebuild the DIF and help maintain public confidence in the banking system. The special assessment was 5 basis points on each FDIC-insured depository institution's assets, minus its Tier 1 capital, as of June 30, 2009. On September 30, 2009, the Company paid a special assessment of $1.4 million.

On November 12, 2009, the FDIC voted to require insured institutions to prepay slightly over three years of estimated insurance assessments. The pre-payment allows the FDIC to strengthen the cash position of the DIF immediately without immediately impacting earnings of the industry. On December 31, 2009, the Company pre-paid estimated assessments of $15.0 million for the years 2010-2012. For risk-based capital purposes, the pre-payment was assigned a zero percent risk weighting.

Temporary Liquidity Guarantee Program (TLGP). On October 14, 2008, the FDIC announced the enactment of the Temporary Liquidity Guarantee Program to strengthen confidence and encourage liquidity in the banking system. Pursuant to the program, the FDIC will guarantee certain senior unsecured debt issued by participating financial institutions issued on or after October 14, 2008 and before June 30, 2009; and provide full FDIC deposit insurance coverage for non-interest bearing transaction accounts at participating institutions through December 31, 2009 (Transaction Account Guarantee Program). All insured institutions were covered under the program until December 5, 2008, at no cost. After December 5, 2008, the cost for institutions electing to participate was a 10-basis-point surcharge applied to balances covered by the noninterest-bearing deposit transaction account guarantee and 75 basis points of the eligible senior unsecured debt guaranteed under the program. The Company elected to participate in the unlimited coverage for noninterest-bearing transaction accounts.

On June 3, 2009, the FDIC amended the TLGP to provide a limited extension of the debt guarantee program. Effective October 1, 2009, the FDIC also extended the full FDIC deposit insurance coverage for noninterest-bearing transaction accounts at participating institutions through June 30, 2010.

As part of the extension, insured institutions electing to continue participation will pay an increased assessment ranging from 15-25 basis points depending on the entity's Risk Category. The Company has elected to discontinue its participation in the Transaction Account Guarantee Program.

Community Reinvestment Act. The Company's subsidiary bank is subject to the requirements of the Community Reinvestment Act of 1977 "CRA". The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities, including low and moderate income neighborhoods. If our bank subsidiary receives a rating from the Federal Reserve of less than satisfactory under the CRA, restrictions on our operating activities would be imposed. Our bank currently meets the CRA requirements.

Privacy Legislation. Several new regulations issued by federal banking agencies also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

Consumer Laws and Regulations. The Company's subsidiary bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, Real Estate Settlement Procedures Act, Home Mortgage Disclosure Act, the Fair Credit Reporting Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Company's subsidiary bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Comprehensive Financial Stability Plan of 2009. On February 10, 2009, the Secretary of the Treasury announced a new comprehensive financial stability plan (the "Financial Stability Plan"), which builds upon existing programs and earmarks the second $350 billion of unused funds originally authorized under the EESA. The major elements of the Financial Stability Plan include: (i) a capital assistance program that will invest in convertible preferred stock of certain qualifying institutions, (ii) a consumer and business lending initiative to fund new consumer loans, small business loans and commercial mortgage asset-backed securities issuances, (iii) a new public-private investment fund that will leverage public and private capital with public financing to purchase up to $500 billion to $1 trillion of legacy "toxic assets" from financial institutions, and (iv) assistance for homeowners to reduce mortgage payments and interest rates and establishing loan modification guidelines for government and private programs. In addition, all banking institutions with assets over $100 billion will be required to undergo a comprehensive "stress test" to determine if they have sufficient capital to continue lending and to absorb losses that could result from a more severe decline in the economy than projected. Institutions receiving assistance under the Financial Stability Plan going forward will be subject to higher transparency and accountability standards, including restrictions on dividends, acquisitions and executive compensation and additional disclosure requirements.

Regulatory Reform - In June 2009, the U.S. President's administration proposed a wide range of regulatory reforms that, if enacted, may have significant effects on the financial services industry in the United States. Significant aspects of the administration's proposals that may affect the Company included, among other things, proposals: (i) to reassess and increase capital requirements for banks and bank holding companies and examine the types of instruments that qualify as regulatory capital; (ii) to combine the OCC and the Office of Thrift Supervision into a National Bank Supervisor with a unified federal bank charter; (iii) to expand the current eligibility requirements for financial holding companies so that the financial holding company must be "well capitalized" and "well managed" on a consolidated basis; (iv) to create a Federal Consumer Financial Protection Agency to be the primary federal consumer protection supervisor with broad examination, supervision and enforcement authority with respect to consumer financial products and services; (v) to further limit the ability of banks to engage in transactions with affiliates; and (vi) to subject all "over-the-counter" derivatives markets to comprehensive regulation.

The U.S. Congress, state lawmaking bodies and federal and state regulatory agencies continue to consider a number of wide-ranging and comprehensive proposals for altering the structure, regulation and competitive relationships of the nation's financial institutions, including rules and regulations related to the administration's proposals. Separate comprehensive financial reform bills intended to address the proposals set forth by the administration were introduced in both houses of Congress in the second half of 2009 and remain under review by both the U.S. House of Representatives and the U.S. Senate. In addition, both the U.S. Treasury Department and the Basel Committee have issued policy statements regarding proposed significant changes to the regulatory capital framework applicable to banking organizations as discussed above. The Company cannot predict whether or in what form further legislation or regulations may be adopted or the extent to which the Company may be affected thereby.

Incentive Compensation - On October 22, 2009, the Federal Reserve issued a comprehensive proposal on incentive compensation policies (the "Incentive Compensation Proposal") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Proposal, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Banking organizations are instructed to begin an immediate review of their incentive compensation policies to ensure that they do not encourage excessive risk-taking and implement corrective programs as needed. Where there are deficiencies in the incentive compensation arrangements, they must be immediately addressed.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In addition, on January 12, 2010, the FDIC announced that it would seek public comment on whether banks with compensation plans that encourage risky behavior should be charged at higher deposit assessment rates than such banks would otherwise be charged.

The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the Company's ability to hire, retain and motivate its key employees.

Other Legislative and Regulatory Initiatives - In addition to the specific proposals described above, from time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to StellarOne Corporation or its subsidiary bank could have a material effect on the business of the Company.

ACCESS TO FILINGS

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC. The public may read and copy any documents the Company files at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings can also be obtained on the SEC's website on the internet at http://www.sec.gov. Also, annual reports on Form 10-K and quarterly reports on Form 10-Q are posted on the Company's website at http://www.stellarone.com as soon as reasonably practical after filing electronically with the SEC.

Item 1A. RISK FACTORS

In the normal course of business, the Company is exposed to various risks. Management balances the Company's strategic goals, including revenue and profitability objectives, with the associated risks.

This section highlights specific risks that could affect our business and us. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted. These matters could cause the trading price of our common stock to decline in future periods.

Recent negative developments in the financial services sector and U.S. and global credit markets may negatively impact our operations and results.

Unfavorable developments in the latter half of 2007 and throughout 2008 and 2009 in the capital markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2010. Loan portfolio performances have deteriorated at many institutions resulting from, amongst other factors, a weak economy and a decline in the market values of the underlying collateral supporting their loans. The competition for our deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like ours, have been adversely impacted by the current condition of the financial markets, as has our ability, if needed, to raise capital or borrow in the debt markets compared to recent years. As a result, there is a potential for new legislation regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be aggressive in their response to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of new legislation in response to those developments could impact our operations unfavorably by restricting our business operations, including our ability to originate or sell loans, and negatively impact our financial performance. In addition, industry, legislative or regulatory developments may force a material change in our existing strategic direction, capital strategies, compensation or operating plans.

Overall, during the past two years, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our businesses, financial condition and results of operations to be adversely affected.

Current market developments may adversely affect our industry, business and results of operations.

Declines in the housing market during 2008 and 2009, with falling home prices and increasing foreclosures and unemployment, have resulted in, and may continue to result in, significant write-downs of asset values by us and other financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers including financial institutions.

This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

Further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

There can be no assurance that the EESA and other recently enacted government programs will help stabilize the U.S. financial system.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008, or EESA, which, among other measures, authorizes the Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under the TARP. The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the Capital Purchase Program authorized by

TARP (as well as the Capital Assistance Program announced on February 25, 2009), the United States Department of Treasury, or Treasury, is purchasing equity securities from participating institutions. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2013 and is not covered by deposit insurance premiums paid by the banking industry.

The EESA followed, and has been followed by, numerous actions by the Federal Reserve Bank, or FRB, the U.S. Congress, Treasury, the Federal Deposit Insurance Corporation, or the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. Most recently, on February 17, 2009, ARRA, was signed into law. ARRA, more commonly known as the economic stimulus bill or economic recovery package, is intended to stimulate the economy and provides for broad infrastructure, education and health spending.

The purpose of these and certain other legislative and regulatory actions is to stabilize the U.S. banking system. The EESA, the ARRA and other regulatory initiatives may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our profitability depends on interest rates generally.

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Due to significant competitive deposit pricing pressures in our markets and the negative impact of these pressures on our cost of funds, coupled with the fact that a significant portion of our loan portfolio has variable rate pricing that moves in concert with changes to the Federal Reserve Board's federal funds rate (which is at a historically low rate as a result of the current recession), we have experienced compression to our core net interest margin throughout 2009. Because of these competitive pressures, we are unable to lower the rate that we pay on interest-bearing liabilities to the same extent and as quickly as the yields we charge on interest-earning assets. As a result, our net interest margin, and consequently our profitability, has been negatively impacted. If the Federal Reserve Board's federal funds rate remains at extremely low levels, our asset sensitivity may continue to impact our net interest margin and results of operations in a negative manner.

Our profitability depends significantly on local economic conditions.

Our success depends primarily on the general economic conditions of the markets in which our Company operates. Unlike larger banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in Northern, Central and Western Virginia. The local economic conditions in these areas have a significant impact on the Company's business, real estate and construction loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control, could impact these local economic conditions and could result in, among other things, a deterioration in credit quality or a reduced demand for credit, including a resultant effect on our loan portfolio and allowance for loan and lease losses.

Our continued growth may require the need for additional capital and further regulatory approvals which, if not obtained, could adversely impact our profitability and implementation of our current strategic initiatives.

To ensure continued growth, we will need to provide sufficient capital to the Company through earnings generation, additional equity or trust preferred offerings or borrowed funds or any combination of these funding sources. For certain amounts or types of indebtedness, we may be required to obtain certain regulatory approvals beforehand. During 2008 we received a $30 million preferred stock investment from the U.S. Treasury under the CPP. The terms of this investment provide incentives for us to replace this capital with other forms of Tier 1 capital from third parties as soon as practicable; however, our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand and grow our operations and attain our long-term profitability goals could be materially impacted.

Our subsidiary bank's ability to pay dividends is subject to regulatory limitations which, to the extent the Company requires such dividends in the future, may affect our ability to pay obligations and dividends.

The Company is a separate legal entity from the subsidiary bank, and thus does not have significant revenue sources of its own. We currently depend on the subsidiary bank's cash and liquidity as well as dividends from our banking subsidiary to pay our operating expenses and dividends to shareholders. No assurance can be made that in the future the subsidiary bank will have the capacity to pay the necessary dividends and that the Company will not require dividends from the subsidiary bank to satisfy the Company's obligations. The availability of dividends from our subsidiary bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Company and other factors, that the Federal Reserve Board could assert that payment of dividends or other payments by the subsidiary bank is an unsafe or unsound practice. In the event the subsidiary bank is unable to pay dividends sufficient to satisfy the Company's obligations, it may not be able to service its obligations as they become due, or pay dividends on the Company's common stock. Consequently, the inability to receive dividends from the subsidiary bank could adversely affect our financial condition, results of operations and cash flows.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking legislation and regulations have had, will continue to have, or may have a significant impact on the financial services industry. These regulations, which are intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Some of these regulations may increase our costs and thus place other financial institutions that are not subject to similar regulation in stronger, more favorable competitive positions.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is adequate to absorb estimated incurred losses inherent in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering current general market conditions, credit quality of the loan portfolio and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control and these losses may cause our loan loss provision to vary widely from recent levels. Although we believe the allowance for loan losses is adequate to absorb probable incurred losses in our loan portfolio, it is an estimate subject to revision as losses are confirmed. Higher levels of loan losses in the future could have a material adverse impact on our financial performance. Federal and state regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

Our concentration in loans secured by real estate may increase our loan losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. At December 31, 2009, approximately 36% and 50% of our $2.19 billion loans receivable portfolio were secured by commercial and residential real estate, respectively. Continued pressures on the real estate markets, such as deterioration in the value of this collateral, the current recession in the national and local economies, could adversely affect our customers' ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

The Series A preferred stock reduces both net income available to our common shareholders and our earnings per share.

On December 18th, 2008 we closed on our agreement with the U.S. Treasury to participate in the Capital Purchase Program. As a part of that program we issued 30,000 shares of Series A preferred stock to the U. S. Treasury. During the period the shares of our Series A preferred stock are outstanding, no dividends may be paid on our common stock unless all dividends on the Series A preferred stock have been paid in full. Additionally, while the Treasury owns shares of the Series A preferred stock, we are not permitted to increase the level of cash dividends on our common stock without the U.S. Treasury's consent. The dividends declared on shares of our Series A preferred stock will reduce the net income available to common shareholders and our earnings per common share. Additionally, warrants to purchase our common stock issued to the Treasury, in conjunction with the issuance of the Series A preferred Stock, may result in dilution to our earnings per share. The shares of our Series A preferred stock will also receive preferential treatment in the event of our liquidation or dissolution. See Note 3 of the Consolidated Financial Statements.

Holders of the Series A preferred stock may, under certain circumstances, have the right to elect two directors to our board of directors.

In the event that we fail to pay dividends on the Series A preferred stock for an aggregate of six quarterly dividend periods or more (whether or not consecutive), which is highly unlikely, the authorized number of directors then constituting our board of directors will be increased by two. Holders of the Series A preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

We depend on the services of our key personnel, and a loss of any of those personnel may disrupt our operations and result in reduced revenues.

Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We are subject to executive compensation restrictions because of our participation in the Treasury's Capital Purchase Program.

We are subject to TARP rules and standards governing executive compensation, which generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers and, with recent amendments, apply to a number of other employees. The standards include (i) a requirement to recover any bonus payment to senior executive officers or certain other employees if payment was based on materially inaccurate financial statements or performance metric criteria; (ii) a prohibition on making any golden parachute payments to senior executive officers and certain other employees; (iii) a prohibition on paying or accruing any bonus payment to certain employees, except as otherwise permitted by the rules; (iv) a prohibition on maintaining any plan for senior executive officers that encourages such officers to take unnecessary and excessive risks that threaten the Company's value; (v) a prohibition on maintaining any employee compensation plan that encourages the manipulation of reported earnings to enhance the compensation of any employee; and (vi) a prohibition on providing tax gross-ups to senior executive officers and certain other employees. These restrictions and standards could limit our ability to recruit and retain executives.

The securities purchase agreement between the Company and Treasury permits Treasury to impose additional restrictions on us retroactively.

The securities purchase agreement we entered into with Treasury permits Treasury to unilaterally amend the terms of the securities purchase agreement to comply with any changes in federal statutes after the date of its execution. ARRA imposed additional executive compensation and expenditure limits on all current and future TARP recipients, including us, until we have repaid Treasury. These additional restrictions may impede our ability to attract and retain qualified executive officers. ARRA also permits TARP recipients to repay the Treasury without penalty or requirement that additional capital be raised, subject to Treasury's consultation with our primary federal regulator while the securities purchase agreement required that, for a period of three years, the Series B preferred stock could generally only be repaid if we raised additional capital to repay the securities and such capital qualified as Tier 1 capital. Additional unilateral changes in the securities purchase agreement could have a negative impact on our financial condition and results of operations.

We may identify a material weakness or a significant deficiency in our internal control over financial reporting that may adversely affect our ability to properly account for non-routine transactions.

As we have grown and expanded, we have acquired and added, and expect to continue to acquire and add, businesses and other activities that complement our core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues that can influence management's internal control system. While we make every effort to thoroughly understand any new activity or acquired entity's business processes, our planning for proper integration into our Company can give no assurance that we will not encounter operational and financial reporting difficulties impacting our controls over the Company.

While our common stock is currently traded on the Nasdaq Stock Market's Global Select Market, it has less liquidity than stocks for larger companies quoted on a national securities exchange.

The trading volume in our common stock on the Nasdaq Global Select Market has been relatively low when compared with larger companies listed on the Nasdaq Global Select Market or other stock exchanges. Although we have experienced increased liquidity in our stock, we cannot say with any certainty that a more active and liquid trading market for our common stock will continue to develop. Because of this, it may be more difficult for shareholders to sell a substantial number of shares for the same price at which shareholders could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

The market price of our common stock has fluctuated significantly, and may fluctuate in the future. These fluctuations may be unrelated to our performance. General market or industry price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our business is technology dependent, and an inability to invest in technological improvements may adversely affect our results of operations and financial condition.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better customer service, the effective use of technology increases efficiency and results in reduced costs. During 2009, we made significant investments in data processing, management information systems and internet banking accessibility. Our future success will depend in part upon our ability to create synergies in our operations through the use of technology, particularly in light of our past and projected growth strategy. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot make assurances that our technological improvements will increase our operational efficiency or that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

The Company's headquarters is located at 590 Peter Jefferson Parkway, Suite 250, Charlottesville, Virginia. The Company's subsidiary bank operates fifty-six branch locations. We own forty-seven branches and lease the remaining nine. Three additional locations are owned by our bank affiliate to facilitate operations and loan production. Additional information regarding lease commitments can be found in Note 18 of the 2009 Consolidated Financial Statements.

As of December 31, 2009 the offices (including executive offices) of our subsidiaries were as follows:

Subsidiary	Location of Executive Office	Executive Office Owned/Leased	Location of Offices (including executive office)
StellarOne Bank	105 Arbor Drive, Christiansburg, Virginia	Owned	56 banking offices in Albemarle, Augusta, Bedford, Caroline, Madison, Montgomery, Orange, Roanoke, Rockbridge, Spotsylvania, and Stafford Counties, Virginia; Blacksburg, Christiansburg, Culpeper, Dublin, Floyd, Grottoes, Orange, Pearisburg, Rocky Mount, Vinton, and Wytheville Towns, Virginia; Bedford, Buena Vista, Covington, Fredericksburg, Harrisonburg, Lynchburg, Radford, Roanoke, Salem, Staunton, and Waynesboro Cities, Virginia

All of the Company's properties are in good operating condition and are adequate for the Company's present needs.

Item 3. LEGAL PROCEEDINGS

There are no material proceedings to which the Company or our subsidiaries are a party or by which, to the Company's knowledge, we, or our subsidiaries, are threatened. All legal proceedings presently pending or threatened against the Company or our subsidiaries involve routine litigation incidental to the business of the Company or the subsidiaries involved and are not material in respect to the amount in controversy.

Item 4. RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's stock is traded on the NASDAQ Global Select Market under the trading symbol **STEL**. As of March 3, 2010, there were approximately 8,400 shareholders of record and the closing sale price of the Company's common stock was $12.34. There were no repurchases of stock conducted during 2009. Listed below are the high and low closing sale prices for the common stock, as reported by NASDAQ, and dividends paid for each quarter in the two year period ended December 31, 2009. Restrictions on the ability of the Company to pay cash dividends or possible diminished earnings of the Company may limit the ability of the Company to pay dividends in the future to holders of its common stock.

	Closing Sales Price				**Dividend Per Share**	
	2009		2008		**2009**	2008
	High	**Low**	High	Low		
1st Quarter	**$ 17.17**	**$ 8.18**	$ 17.41	$ 15.06	$ 0.16	$ 0.16
2nd Quarter	**14.74**	**11.23**	17.74	14.60	0.04	0.16
3rd Quarter	**15.76**	**11.78**	22.00	13.07	0.04	0.16
4th Quarter	**14.91**	**9.03**	18.64	12.66	0.04	0.16

STOCK PERFORMANCE GRAPH

The following graph compares the Company's annual percentage change in cumulative total return on common stock over the past five years with the cumulative total return of companies comprising the NASDAQ Composite Index, the SNL $1-$5 Billion Bank Index and SNL Composite Bank Index. The SNL indexes are indexes are published by SNL Financial, LC. The Bank indexes are, in the opinion of management, a more relevant standard by which to compare performance, whereas the peer groups are more similar in terms of size and business profiles.

This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2004, and that dividend received were immediately invested in additional shares. The graph plots the value of the initial investment at one-year intervals for the fiscal years shown.


Total Return Performance
Index Value
140
120
100
80
60
40
20
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
StellarOne Corporation
NASDAQ Composite
SNL Bank $1B-$5B
SNL Bank

Index	*Period Ending*					
	12/31/04	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
StellarOne Corporation	100.00	100.72	120.07	65.61	77.72	46.78
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank $1B-$5B	100.00	98.29	113.74	82.85	68.72	49.26
SNL Bank	100.00	101.36	118.57	92.14	52.57	52.03

The Company's common stock is traded on the NASDAQ Global Select Market under the trading symbol STEL.

There can be no assurance that the Company's stock performance in the future will continue with the same or similar trends depicted in the graph above.

Item 6. SELECTED FINANCIAL DATA

The following is selected financial data for the Company for the last five years.

(In thousands, except per share data)	2009	2008	2007	2006	2005
	As of and for the Years Ended December 31,				
Statement of Operations Data:					
Interest Income	**$ 139,709**	$ 156,236	$ 99,159	$ 95,627	$ 80,706
Interest Expense	**50,512**	57,821	41,390	35,482	23,861
Net Interest Income	**89,197**	98,415	57,769	60,145	56,845
Provision for Loan Losses	**37,800**	20,787	2,040	750	2,012
Total Noninterest Income	**26,383**	24,291	16,967	15,485	15,443
Total Noninterest Expense	**93,904**	88,860	48,841	46,918	43,702
Net (Loss) Income	**(8,530)**	9,411	17,002	19,497	18,216
Performance Ratios:					
Return on Average Assets	**-0.28%**	0.33%	1.07%	1.24%	1.23%
Return on Average Equity	**-1.99%**	2.59%	10.92%	13.57%	13.86%
Net Interest Margin	**3.39%**	4.03%	4.08%	4.25%	4.29%
Efficiency Ratio (1)	**76.25%**	69.56%	64.39%	60.54%	59.32%
Per Share Data:					
Net Income - Basic	**$ (0.46)**	$ 0.45	$ 1.58	$ 1.81	$ 1.69
Net Income - Diluted	**(0.46)**	0.45	1.57	1.80	1.68
Cash Dividends	**0.28**	0.64	0.64	0.61	0.56
Book Value	**18.57**	19.18	15.08	13.97	12.66
Market Price Per Share	**9.96**	16.90	14.85	27.99	24.02
Cash Dividend Payout Ratio	**-92.03%**	134.03%	40.68%	34.03%	33.07%
Balance Sheet Data:					
Assets	**$ 3,033,101**	$ 2,995,285	$ 1,594,818	$ 1,625,989	$ 1,505,184
Loans	**2,186,507**	2,264,586	1,227,677	1,217,632	1,143,076
Investment securities	**378,961**	328,093	230,226	264,141	241,032
Deposits	**2,436,120**	2,323,108	1,142,547	1,318,281	1,255,509
Total borrowings	**163,774**	221,390	279,256	144,812	101,831
Stockholders' Equity	**420,785**	433,556	162,768	150,652	136,105
Capital Ratios:					
Tier 1 Capital (to Average Assets)	**11.34%**	12.00%	10.56%	9.65%	9.32%
Total Capital (to Risk Weighted Assets)	**14.46%**	15.37%	13.22%	12.44%	12.18%
Asset Quality Ratios:					
Total allowance for loan losses to total loans outstanding	**1.84%**	1.35%	1.23%	1.19%	1.19%
Non-performing assets to year-end loans and foreclosed assets	**3.03%**	2.17%	0.57%	0.25%	0.16%

(1) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, net of gains or losses on securities, fixed assets and foreclosed assets. This is a non-GAAP financial measure, which we believe provides investors with important information regarding our operational efficiency. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently. Management utilizes this ratio as a part of it's strategic decision making process by evaluating the level of non-interest expense in relation to revenue streams.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STELLARONE CORPORATION

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition at December 31, 2009 and 2008 and our results of operations for each of the three-years ended December 31, 2009. The purpose of this discussion is to focus on information about our financial condition, results of operations, liquidity and capital resources of StellarOne Corporation and its subsidiary bank which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

EXECUTIVE OVERVIEW

StellarOne Corporation, a Virginia corporation, is a financial holding company based in Charlottesville, Virginia. Its principal subsidiary, StellarOne Bank, is headquartered in Christiansburg, Virginia. The Company's core businesses include retail and small business banking, commercial banking, consumer lending, mortgage banking and wealth management services. The Company has 56 full-service financial centers, one loan production office, and 60 ATMs serving the New River Valley, Roanoke Valley, Shenandoah Valley, and Central and North Central Virginia at December 31, 2009.

The Company provides convenient financial services through multiple channels in its primary banking markets. The Company has developed products and services designed to meet the needs of all consumers. The Company focuses on attracting and retaining customers through "Excellence Partnership and Service". This strategy includes partnering with our clients while providing excellent service through branches that are open six days a week, automated teller machine ("ATM") networks and telephone and internet banking. The Company's philosophy is to generate interest income, fees and other revenue growth through business lines that emphasize higher yielding assets and low or no interest-cost deposits. The Company's growth strategies include new branch expansion, acquisitions and the development of new products and services. New products and services are designed to build on existing businesses and expand into complementary products and services through strategic initiatives.

The Company's lending strategy is to originate high credit quality, primarily secured, loans. The Company's largest core lending business is its commercial and residential real estate loan operation, which offers variable-rate loans and lines of credit secured by real estate properties. These loans are generally made on local properties or to local customers within our markets.

The difficult economic environment during 2009 negatively impacted our financial performance as we realized a net loss of $8.5 million and a net loss available to common shareholders of $10.4 million, or ($0.46) per common share, compared to net income of $9.4 million, or $0.45 per average common share in 2008. Key factors affecting full year 2009 results included contraction in net interest income associated with the lower interest rate environment, increased loan loss provision, related losses on foreclosed properties and securities impairments, and increased noninterest expense associated with significantly higher FDIC insurance expense.

The Company recorded a provision for loan losses of $37.8 million for 2009, an increase of $17.0 million compared to the $20.8 million recorded in 2008. The provision compares to net charge-offs of $28.1 million for the year. The allowance as a percentage of total loans increased from 1.35% at December 31, 2008 to 1.84% at December 31, 2009 in order maintain reserves commensurate with the loan portfolio's increased inherent risk. While it is difficult to predict the impact or length of the recessionary economy, StellarOne anticipates elevated levels of non-performing assets and net charge-offs to continue during 2010.

Despite the challenging economic environment, the Company continues to remain in a position of strength and is focused on expanding revenue, building efficiencies, increasing the profitability of the balance sheet, investing for the future, and prudently managing credit. To this end, we remain acutely focused on clients, improving service quality and front-line execution, controlling expenses, and managing risk. During the year, loan demand was down, credit costs were higher, and asset quality was challenging. Continued economic weakness has reduced demand for loans as customers attempt to reduce debt and preserve capital. However, we have also experienced strong deposit growth, positive fee income growth, continued strong expense management, and credit trends and margin that improved during the last quarter of 2009. Specifically, in the last quarter of 2009, we experienced reduced net charge-offs and provisioning, and a stabilization of nonperforming assets. We believe our strong capital position coupled with our client-focused execution, will enable us to implement a leveraging strategy by seeking acquisition and merger partners in higher growth markets when the economic climate improves.

2008 Merger

On February 28, 2008, pursuant to the terms and conditions of the Agreement and Plan of Reorganization, dated as of July 26, 2007, between Virginia Financial Group, Inc. ("VFG") and FNB Corporation ("FNB"), VFG and FNB completed the merger in which FNB and it's subsidiary FNB Bank merged with and into VFG with VFG as the surviving corporation and changing its name to StellarOne Corporation (prior to the effective date of the merger, VFG or the ("Company") and after the merger ("StellarOne") or the ("Company"). This transaction created one of the largest independent commercial bank holding companies headquartered in Virginia.

For 2008, StellarOne's year to date operating results include the former VFG for the entire period, but results from FNB are only included from February 28, 2008 forward, representing the period subsequent to consummation of the merger of equals transaction between VFG and FNB. Historical 2007 data contained herein reflects only the results of the former VFG prior to merger.

NON-GAAP FINANCIAL MEASURES

This report refers to the efficiency ratio, which is computed by dividing noninterest expense by the sum of net interest income and noninterest income, net of gains or losses on securities, fixed assets and foreclosed assets. The efficiency ratio is not a recognized reporting measure under Accounting Principles Generally Accepted in the United States "USGAAP". We believe this measure provides investors with important information regarding our operational efficiency. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for USGAAP. The Company, in referring to its net income, is referring to income under USGAAP. Our efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income, net of gains or losses on securities, fixed assets and foreclosed assets. Comparison of our efficiency ratio with those of other companies may not be possible, because other companies may calculate the efficiency ratio differently.

CRITICAL ACCOUNTING ESTIMATES

General

The Company's financial statements are prepared in accordance with USGAAP and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, deferred tax assets, foreclosed assets and the assessment of impairment of the intangibles have been critical to the determination of our financial position and results of operations.

Management considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the Company's financial statements.

Allowance for Loan Losses

The Company considers the allowance for loan and lease losses of $40.2 million appropriate to cover losses incurred in the loan and lease portfolios as of December 31, 2009. However, no assurance can be given that the Company will not, in any particular period, sustain loan and lease losses that are sizable in relation to the amount reserved, or that subsequent evaluations of the loan and lease portfolio, in light of factors then prevailing, including economic conditions, the Company's ongoing credit review process or regulatory requirements, will not require significant changes in the allowance for loan and lease losses. Among other factors, a continued economic slowdown and/or a decline in commercial or residential real estate values in the Company's markets may have an adverse impact on the current adequacy of the allowance for loan and lease losses by increasing credit risk and the risk of potential loss.

The total allowance for loan and lease losses is generally available to absorb losses from any segment of the portfolio. The allocation of the Company's allowance for loan and lease losses disclosed in the asset quality table is subject to change based on the changes in criteria used to evaluate the allowance and is not necessarily indicative of the trend of future losses in any particular portfolio.

The discussion and analysis included in this section contains detailed information regarding the Company's allowance for loan and lease losses, net charge-offs, non-performing assets, past due loans and leases and potential problem loans and leases. Included in this data are numerous portfolio ratios that must be carefully reviewed in relation to the nature of the underlying loan and lease portfolios before appropriate conclusions can be reached regarding the Company or for purposes of making comparisons to other banks. Most of the Company's non-performing assets and past due loans are secured by real estate. Given the nature of these assets and the related mortgage foreclosure, property sale and, if applicable, mortgage insurance claims processes; it can take 12 months or longer for a loan to migrate from initial delinquency to final disposition. This resolution process generally takes much longer for loans secured by real estate than for unsecured loans or loans secured by other property primarily due to state real estate foreclosure laws.

Deferred Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance may be established. Management considers the determination of this valuation allowance to be a critical accounting policy due to the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amounts of taxes recoverable through loss carry backs decline, or if we project lower levels of future taxable income. If such a valuation allowance is deemed necessary in the future, it would be established through a charge to income tax expense that would adversely affect our operating results.

Foreclosed Assets

Foreclosed assets represent properties acquired through foreclosure or physical possession. Write-downs to fair value at the time of transfer to foreclosed assets are charged to allowance for loan losses. Subsequent to foreclosure, we periodically evaluate the value of foreclosed assets held for sale and record an impairment charge for any subsequent declines in fair value less selling costs. Subsequent declines in value are charged to operations. Fair value is based on our assessment of information available to us at the end of a reporting period and depends upon a number of factors, including our historical experience, economic conditions, and issues specific to individual properties. Our evaluation of these factors involves subjective estimates and judgments that may change.

Goodwill and Intangible Assets

We recorded the assets and liabilities of FNB Corporation as of February 28, 2008 at estimated fair value. We engaged several third party specialists to assist us in valuing certain financial assets and liabilities. The Company recorded approximately $99.5 million in goodwill associated with this transaction. Previously, legacy VFG recorded goodwill of $14.2 million in connection with the purchase of branches in the fall of 2003, resulting in an aggregate goodwill balance of $113.7 million.

For purposes of testing goodwill for impairment, the Company uses both the income and market approaches to value its reporting units. The income approach consists of discounting long-term projected future cash flows, which are derived from internal forecasts and economic expectations for the respective reporting units. We engaged a third party to assist management in the testing for impairment of our goodwill and intangible assets as of our annual assessment date, which is September 30. The projected future cash flows are discounted using cost of capital metrics for the Company's peer group or a build-up approach (such as the capital asset pricing model). The market approach applies a market multiple, based on observed purchase transactions and/or price/earnings of the Company's peer group for the reporting unit, to the last twelve months of net income or earnings before income taxes, depreciation and amortization or price/tangible book value.

Testing goodwill for impairment is a two-step process. The first step ("Step One") of the goodwill impairment test, which we have employed in our analysis, involves estimating the fair value of the equity of the reporting unit. For purposes of this assignment, fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This type of value reflects the premise of value of value-in-use. Value in use is derived from the on-going operations of the business.

The fair value is then compared to the reporting unit's carrying value of equity. In the event a reporting unit's carrying value exceeds its estimated fair value, evidence of potential impairment exists. In such a case, the second step ("Step Two") of the impairment test is required, which involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of its goodwill. An impairment loss is measured as the amount, if any, by which the carrying value of the reporting unit's goodwill exceeds the estimated fair value of that goodwill.

Based on the results of Step One of the impairment test, we determined that the carrying amount of goodwill exceeded its estimated fair value. Because the carrying amount exceeded the fair value, we engaged a third party to assist management in performing Step Two of the goodwill impairment test as of September 30, 2009. With the assistance of a third party, we determined the implied fair value of goodwill by assigning the fair value to all of the assets and liabilities, including any unrecognized intangible assets, as if the Company had been acquired in a business combination. The excess of the fair value of the Company over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Based on the results of Step Two of the impairment test as of September 30, 2009, we determined that goodwill was not impaired.

We reviewed the reports prepared by the third party as of September 30, 2009, considered the factors noted above that could lead to impairment between that date and December 31, 2009 and evaluated the trading level of our stock in relation to both its book value and tangible book value. Based on these inputs management concluded that no indications of impairment were present. Should we determine in a future period that the goodwill recorded in connection with our acquisitions has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Management concluded that no circumstances indicating an impairment of these assets existed as of the balance sheet date.

RESULTS OF OPERATIONS

NET INTEREST INCOME

The primary source of the Company's traditional banking revenue is net interest income, which represents the difference between interest income on earning assets and interest expense on liabilities used to fund those assets. Earning assets include loans, securities, and federal funds sold. Interest bearing liabilities include deposits and borrowings. To compare the tax-exempt yields to taxable yields, amounts are adjusted to pretax equivalents based on a 35% federal corporate income tax rate.

Net interest income is affected by changes in interest rates, volume of interest bearing assets and liabilities, and the composition of those assets and liabilities. The "interest rate spread" and "net interest margin" are two common statistics related to changes in net interest income. The interest rate spread represents the difference between the yields earned on interest earning assets and the rates paid for interest bearing liabilities. The net interest margin is defined as the percentage of net interest income to average earning assets. Earning assets obtained through noninterest bearing sources of funds such as regular demand deposits and stockholders' equity result in a net interest margin that is higher than the interest rate spread.

2009 Compared to 2008

Tax equivalent net interest income in 2009 was $91.7 million, a decrease of $9.1 million or 9.0% compared to $100.8 million in 2008. Average interest earning assets increased $207 million or 8.3% to $2.71 billion, while average loans increased $151 million or 7.1% to $2.3 billion. These increases are primarily attributable to 2009 having a full-year effect on the average balances from the merger of equals transaction consummated in early 2008, while the 2008 amounts only included a ten month effect. Additionally, the increased liquidity provided by deposit growth during the year that was unable to be reinvested in the form of loans resulted in higher interest bearing deposits and fed funds sold balances. Margin for 2008 was positively impacted by the loan discount, CD premium and a borrowing premium associated with the VFG/FNB merger, all of which began amortizing during 2008. These premiums and discounts stem from adjusting assets and liabilities to their respective market values as part of the purchase adjustments associated with the merger. The effect of the purchase accounting items is an increase in net interest margin of approximately thirty basis points for 2008 with only a ten basis point effect on 2009 margin or a twenty basis point decrease related to purchase accounting adjustments year over year.

The average interest rate spread was 3.04% in 2009, down fifty-nine basis points from 3.63% in 2008. The net interest margin was 3.39% in 2009, down sixty-four basis points from 4.03% in 2008. The decrease in the Company's net interest margin was attributable to a relatively high level of fixed rate re-pricing in the loan portfolio, the impact of an increased amount of loans in nonaccrual status and a higher level of short term liquidity in the balance sheet. The yield on average loans decreased one hundred five basis points in 2009, while the yield on investment securities decreased forty-four basis points for the period. Interest expense as a percentage of average earning assets decreased to 1.87%, down forty-four basis points from 2.31% in 2008, reflecting a forty-eight basis point decrease in average cost of retail deposits to 2.09%, and a forty-nine basis point decrease in average total funding cost to 2.22%.

2008 Compared to 2007

Tax equivalent net interest income in 2008 was $100.8 million, an increase of $40.8 million or 68.1% compared to $59.9 million in 2007. Average interest earning assets increased $1.0 billion or 70.1% to $2.50 billion, while average loans increased $909.4 million or 75.1% to $2.1 billion. All increases are primarily attributable to nonorganic growth from the merger of equals transaction consummated in early 2008. Margin for the year was positively impacted by the loan discount, CD premium and a borrowing premium associated with the VFG/FNB merger, all of which began amortizing during 2008. These premiums and discounts stem from adjusting assets and liabilities to their respective market values as part of the purchase adjustments associated with the merger. The effect of the purchase accounting items is an increase in net interest margin of approximately thirty basis points for 2008 with no effect on prior year margin.

The average interest rate spread was 3.63% in 2008, up nineteen basis points from 3.44% in 2007. The net interest margin was 4.03% in 2008, down five basis points from 4.08% in 2007. The decrease in the Company's net interest margin was a result of being in an asset sensitive position in a falling rate environment, coupled with the overlay of a lower core margin for FNB in 2008, contraction in average earning assets due to market conditions and deposit run-off caused by strong competition for deposits within local markets. The yield on average loans decreased sixty-six basis points in 2008, while the yield on investment securities increased eight basis points for the period. Interest expense as a percentage of average earning assets decreased to 2.31%, down fifty basis points from 2.81% in 2007, reflecting a fifty-seven basis point decrease in average cost of retail deposits to 2.57%, and a seventy-four basis point decrease in average total funding cost to 2.71%.

The following table presents net interest income on a fully taxable equivalent basis, interest rate spread and net interest margin for the years ending December 31, 2009, 2008 and 2007.

	2009			2008			2007		
Dollars in thousands	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
ASSETS									
Loans receivable, net (1) (2)	**$ 2,270,754**	**$ 126,214**	**5.56%**	$ 2,120,085	$ 140,097	6.61%	$ 1,210,638	$ 88,059	7.27%
Investment securities									
Taxable	**233,375**	**9,655**	**4.08%**	250,134	11,991	4.75%	163,847	7,435	4.48%
Tax exempt (2)	**100,362**	**6,165**	**6.06%**	87,849	5,517	6.18%	94,034	5,732	6.01%
Total investments	**333,737**	**15,820**	**4.68%**	337,983	17,508	5.12%	257,881	13,167	5.04%
Interest bearing deposits	**50,066**	**94**	**0.19%**	1,469	25	1.67%	481	18	3.69%
Federal funds sold	**53,157**	**115**	**0.21%**	41,018	943	2.26%	1,445	78	5.32%
Total interest earning assets	**2,707,714**	**142,243**	**5.25%**	2,500,555	158,573	6.34%	1,470,445	101,322	6.89%
Allowance for loan losses	**(40,172)**			(30,464)			(14,494)		
Total nonearning assets	**364,095**			340,551			127,231		
Total assets	**$ 3,031,637**			$ 2,810,642			$ 1,583,182		
LIABILITIES AND STOCKHOLDERS EQUITY									
Interest-bearing deposits									
Interest checking	**$ 531,627**	**$ 5,243**	**0.99%**	$ 453,780	$ 6,137	1.35%	$ 170,475	$ 1,312	0.77%
Money market	**293,211**	**4,407**	**1.50%**	195,061	3,488	1.78%	147,295	3,649	2.48%
Savings	**193,127**	**1,709**	**0.88%**	183,323	2,087	1.14%	91,560	565	0.62%
Time deposits:									
Less than $100,000	**735,645**	**21,233**	**2.89%**	699,543	23,154	3.30%	394,436	16,599	4.21%
$100,000 and more	**330,277**	**10,891**	**3.30%**	326,407	13,073	3.99%	201,432	9,426	4.68%
Total interest-bearing deposits	**2,083,887**	**43,483**	**2.09%**	1,858,114	47,939	2.57%	1,005,198	31,551	3.14%
Federal funds purchased &									
repurchase agreements	**501**	**16**	**3.15%**	4,297	73	1.67%	11,852	630	5.24%
Federal Home Loan Bank advances	**160,904**	**5,756**	**3.53%**	205,810	7,207	3.44%	87,860	4,345	4.88%
Subordinated debt	**32,991**	**1,257**	**3.76%**	30,861	1,959	6.25%	20,619	1,684	8.06%
Commercial paper	**-**	**-**	**N/A**	24,371	635	2.56%	71,545	3,141	4.33%
Other borrowings	**-**	**-**	**N/A**	343	8	2.29%	772	39	4.98%
Total interest-bearing liabilities	**2,278,283**	**50,512**	**2.22%**	2,123,796	57,821	2.71%	1,197,846	41,390	3.45%
Demand deposits	**311,047**			307,621			229,668		
Other liabilities	**13,934**			16,323			7,611		
Total liabilities	**2,603,264**			2,447,740			1,427,514		
Stockholders' equity	**428,373**			362,902			155,668		
Total liabilities and stockholders' equity	**$ 3,031,637**			$ 2,810,642			$ 1,583,182		
Net interest income (tax equivalent) (3)		**$ 91,731**			$ 100,752			$ 59,932	
Average interest rate spread			**3.04%**			3.63%			3.44%
Interest expense as a percent of average earning assets			**1.87%**			2.31%			2.81%
Net interest margin			**3.39%**			4.03%			4.08%

(1) Includes nonaccrual loans.

(2) Income and yields are reported on a taxable equivalent basis using a 35% tax rate.

(3) The tax equivalent interest adjustments included in the yields presented above were $2.5 million, $2.3 million, and $2.2 million for each of the three years ended December 31, 2009.

The next table analyzes the changes in net interest income on a fully taxable equivalent basis for the periods broken down by their rate and volume components. The change in interest due to both rate and volume has been allocated proportionately to change due to volume versus change due to rate.

	Years Ended December 31,					
	2009 vs. 2008 Increase (Decrease) Due to changes in:			2008 vs. 2007 Increase (Decrease) Due to changes in:		
(Dollars in thousands)	**Volume**	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Earning Assets:						
Loans	**$ 9,471**	**$ (23,354)**	**$ (13,883)**	$ 60,675	$ (8,637)	$ 52,038
Securities, taxable	**(736)**	**(1,600)**	**(2,336)**	4,090	466	4,556
Securities, tax-exempt	**755**	**(107)**	**648**	(372)	157	(215)
Interest-bearing bank deposits	**110**	**(41)**	**69**	21	(14)	7
Federal funds sold	**90**	**(918)**	**(828)**	941	(76)	865
Total Interest Earning Assets	**$ 9,689**	**$ (26,019)**	**$ (16,330)**	$ 65,355	$ (8,104)	$ 57,251
Interest Bearing Liabilities:						
Time and savings deposits:						
Interest checking	**$ 910**	**$ (1,804)**	**$ (894)**	$ 3,324	$ 1,501	$ 4,825
Money market	**1,546**	**(627)**	**919**	1,041	(1,202)	(161)
Savings	**119**	**(497)**	**(378)**	828	694	1,522
Time deposits						-
Less than $100,000	**1,052**	**(2,973)**	**(1,921)**	10,750	(4,195)	6,555
$100,000 and more	**95**	**(2,277)**	**(2,182)**	5,202	(1,555)	3,647
Total interest bearing deposits	**3,722**	**(8,178)**	**(4,456)**	21,145	(4,757)	16,388
Federal funds and repurchase agreements	**(22)**	**(35)**	**(57)**	(273)	(284)	(557)
Federal Home Loan Bank advances	**(1,632)**	**181**	**(1,451)**	4,433	(1,571)	2,862
Subordinated Debt	**112**	**(814)**	**(702)**	707	(432)	275
Short-term borrowings	**(643)**	**-**	**(643)**	(1,575)	(962)	(2,537)
Total Interest Bearing Liabilities	**1,537**	**(8,846)**	**(7,309)**	24,437	(8,006)	16,431
Net Interest Income	**$ 8,152**	**$ (17,173)**	**$ (9,021)**	$ 40,916	$ (98)	$ 40,820

Note: the combined effect on interest due to changes in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

Interest Sensitivity

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. These risks involve interest rate risk, foreign currency exchange risk, commodity price risk and equity market price risk. The Company's primary market risk is interest rate risk. Interest rate risk is inherent because as a financial institution, the Company derives a significant amount of its operating revenue from "purchasing" funds (customer deposits and borrowings) at various terms and rates. These funds are then invested into earning assets (loans, leases, investments, etc.) at various terms and rates. This risk is further discussed below.

Equity market risk is not a significant risk to the Company as equity investments on a cost basis comprise less than 1% of corporate assets. The Company does not have any exposure to foreign currency exchange risk or commodity price risk.

Interest rate risk is the exposure to fluctuations in the Company's future earnings (earnings at risk) and value (economic value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specified time period as a result of scheduled maturities and repayment and contractual interest rate changes.

The primary objective of the Company's asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate, yet is not essential to the Company's profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at a tolerable level.

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Management endeavors to control the exposures to changes in interest rates by understanding, reviewing and making decisions based on its risk position. The corporate asset/liability committee is responsible for these decisions. The committee operates under management policies defining guidelines and limits on the level of acceptable risk. These policies are approved by the Boards of Directors of the Company and its banking subsidiary. The Company primarily uses the securities portfolios and FHLB advances to manage its interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the loan and deposit term or repricing characteristics that best meet current interest rate risk objectives. At present, the Company does not use off-balance sheet instruments.

The Company uses simulation analysis to assess earnings at risk and Economic Value of Equity analysis to assess value at risk. These methods allow management to regularly monitor both the direction and magnitude of the Company's interest rate risk exposure. These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of both assets and liabilities, prepayments on amortizing assets, other imbedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of the Company's interest rate risk position over time.

Earnings at Risk

Simulation analysis evaluates the effect of upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of the Company's shorter-term interest rate risk. The analysis utilizes a "static" balance sheet approach. The measurement date balance sheet composition (or mix) is maintained over the simulation time period with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These include prepayment assumptions on mortgage assets, the sensitivity of non-maturity deposit rates, and other factors deemed significant.

The base net interest income simulation performed as of December 31, 2009, assumes interest rates are unchanged for the next twelve months. The simulation then assumes that rates are shocked up and down by 300 bps in 100bps increments. The simulation analysis results are presented in the table below. These results, as of December 31, 2009, indicate that the Company would expect net interest income to increase over the next twelve months by 7.0% assuming an immediate upward shift in market interest rates of 200 basis points and to increase by 3.4% if rates shifted downward in the same manner. While the Company was asset sensitive at December 31, 2009, simulation results indicate that net interest income would increase slightly in a down rate environment. This is attributable to the absolute low level of rates in the current economic cycle and floors being reached on assets as deposits continue to reprice down. Management also evaluates the impact on net interest income assuming a "most likely rate scenario" utilizing a rate forecast published by Global Insight. Under this scenario net interest income is anticipated to increase over the next twelve months by 3.8%. These profiles reflect a moderate interest rate risk position and are well within the guidelines set by policy.

	Change in Net Interest Income	
	Percentage	**Amount**
Change in Yield Curve:		***(In thousands)***
+200 basis points	6.98%	$6,565
+100 basis points	3.00%	$2,822
Base case	-	-
-100 basis points	1.76%	$1,651
-200 basis points	3.37%	$3,171
Most likely rate scenario	3.81%	$3,580

Economic Value of Equity

The Economic Value of Equity (EVE) analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The EVE of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of expected liability cash flows. The economic value simulation uses instantaneous rate shocks to determine the expected cash flows in various rate scenarios. The resulting percentage change in EVE is an indication of the longer term repricing risk and options embedded in the balance sheet.

The EVE analysis results are presented in the table below. These results as of December 31, 2009 indicate that the EVE would increase 3.7% assuming an immediate upward shift in market interest rates of 200 basis points and decrease 11.0% if rates shifted downward in the same manner. The Company's risk position is within the guidelines set by policy.

	Change in EVE	
	Percentage	**Amount**
Change in Yield Curve:		***(In thousands)***
+200 basis points	3.72%	$17,189
+100 basis points	2.64%	$12,204
Base case	-	-
-100 basis points	-5.82%	($26,851)
-200 basis points	-10.97%	($50,654)

NONINTEREST INCOME

The following table presents the components of noninterest income and the variance or percentage change:

(In thousands)	2009 vs. 2008			2008 vs. 2007		
	2009	2008	%	2008	2007	%
Retail banking fees	$ 16,367	$ 14,756	10.9%	$ 14,756	$ 7,724	91.0%
Commissions and fees from fiduciary activities	2,960	3,677	-19.5%	3,677	3,375	8.9%
Brokerage fee income	1,203	1,269	-5.2%	1,269	909	39.6%
Mortgage banking-related fees	7,297	3,446	>100%	3,446	2,439	41.3%
(Losses) gains on sale of premises and equipment	(76)	(124)	-38.7%	(124)	1,013	>100%
Impairments of securities available for sale	(2,525)	(274)	>100%	(274)	-	N/A
Gains on securities available for sale	45	186	-75.8%	186	35	>100%
Losses on sale of foreclosed assets	(2,580)	(2,497)	3.3%	(2,497)	(1)	>100%
Income from bank owned life insurance	1,292	1,213	6.5%	1,213	505	>100%
Other operating income	2,400	2,639	-9.1%	2,639	968	>100%
	$ 26,383	$ 24,291	8.6%	$ 24,291	$ 16,967	43.2%

NONINTEREST INCOME

The increase when comparing 2009 to 2008 was mainly attributable to the following factors:

- Mortgage banking related fees were elevated due to $578 million of retail and wholesale mortgages being originated during 2009 compared to $112 million originated in 2008. These increased originations were primarily driven by the favorable interest rate environment in 2009 which encouraged borrowers to refinance existing loans.
- Impairment of securities available for sale was impacted in the current year due to the recognition of an other-than-temporary impairment charge of $2.32 million on five bank equity securities with an original cost basis of $2.93 million. Additionally, a $205 thousand impairment charge was taken on an investment in a private equity and venture capital firm during 2009. This compares to the sole impairment charge of $274 thousand recognized in 2008 which related to a small ownership in the stock of Fannie Mae.
- Retail banking fees have increased predominantly due to approximately $1.0 million of growth in nonsufficient funds charges which amounted to $10.9 million in 2009 compared to $9.9 million in 2008. This was achieved through approximately $755 thousand of increased volume and an increased focus on managing the refunds of these fees which expanded the associated realization rate by approximately 3% year over year.
- The decrease in commissions and fees from fiduciary activities was due to lower market valuations for assets under management during 2009.
- Losses on the sale of foreclosed assets remained comparable to the prior year due to the continuation of elevated levels of nonperforming assets encountered during both periods. This was primarily due to poor real estate and general market conditions encountered during both years.

The increase when comparing 2008 to 2007 was mainly attributable to the following factors:

- Generally most increases are primarily attributable to nonorganic growth from the merger of equals transaction consummated in early 2008 and meet management's expectations. This includes other operating income.
- Retail banking fees have increased as anticipated considering the merger activity and introduction of the High Performance Checking Account Program to the legacy FNB market areas providing additional penetration.
- The increase in brokerage fee income was merger related, although proforma revenues did decline due to market conditions.
- Losses on the sale of foreclosed assets increased substantially when compared to the prior year due to higher levels of nonperforming assets encountered during the current year due to market conditions.
- While increasing due to the Merger, mortgage banking related fees lagged behind growth expectations when considering the Merger due to the unstable real estate environment encountered during 2008. Though rates were historically favorable in 2008 the lack of sales volume in the real estate market caused by property devaluations caused originations to be below otherwise expected levels.
- The increase from bank owned life insurance is fully attributable to the Merger transaction.

NONINTEREST EXPENSE

The following table presents the components of noninterest expense and the variance or percentage change:

(In thousands)	2009 vs. 2008			2008 vs. 2007		
	2009	**2008**	**%**	2008	2007	%
Compensation and employee benefits	**$ 44,564**	**$ 44,747**	**-0.4%**	$ 44,747	$ 26,422	69.4%
Net occupancy	**8,578**	**7,113**	**20.6%**	7,113	3,570	99.2%
Supplies and equipment	**8,735**	**7,910**	**10.4%**	7,910	4,383	80.5%
Amortization - intangible assets	**1,730**	**1,568**	**10.3%**	1,568	646	>100%
Marketing	**1,276**	**2,184**	**-41.6%**	2,184	1,533	42.5%
State franchise taxes	**2,318**	**2,091**	**10.9%**	2,091	1,138	83.7%
FDIC Insurance	**5,309**	**1,419**	**>100%**	1,419	150	>100%
Data processing	**2,466**	**3,847**	**-35.9%**	3,847	1,794	>100%
Professional fees	**2,856**	**2,000**	**42.8%**	2,000	1,005	99.0%
Telecommunications	**1,857**	**1,761**	**5.5%**	1,761	976	80.4%
Other operating expense	**14,215**	**14,220**	**0.0%**	14,220	7,224	96.8%
	$ 93,904	**$ 88,860**	**5.7%**	$ 88,860	$ 48,841	81.9%

The increase when comparing 2009 to 2008 was mainly attributable to the following factors:

- FDIC insurance increased considerably during 2009 compared to 2008 due to increases in the fee assessment rates during 2009 and a special assessment applied to all insured institutions as of June 30, 2009. The special assessment amounted to $1.4 million for the Company. With regard to the increase in fee assessment rates, the FDIC finalized a rule in December 2008 that raised the then current assessment rates uniformly by 7 basis points beginning with the first quarter of 2009 assessment.
- Data processing expense decreased significantly when compared to 2008 due to approximately $1.3 million in expenses associated with the merger transaction being recognized during 2008. The amount recognized in 2009 has normalized and does not contain such costs.
- Professional fees are considerably higher in the current year due to increased legal expenses associated with a higher volume of customer work out agreements, foreclosures and settlements.
- Increases in amortization, supplies and equipment, state franchise taxes and telecommunications expense are all primarily attributable to 2009 including a full-year effect from the merger of equals transaction consummated in early 2008 on the income statement, while the 2008 amounts only included a ten month effect.
- Decreased costs associated with marketing expenses during 2009 related to a cost control program implemented during the current year and inflated costs during 2008 associated with branding initiatives establishing the Company's new brand across its entire footprint.

The increase when comparing 2008 to 2007 was mainly attributable to the following factors:

- Nonorganic growth associated with the merger of equals transaction with FNB Corporation contributed to the majority of the increases noted above.
- FDIC insurance increased dramatically during the year irrespective of the Merger due to credits issued by the FDIC fully utilized during 2008 as well as a large increase in premiums.
- The amortization of the core deposit intangible attributable to the Merger was $1.1 million for 2008.
- Due to synergies provided by the Merger, operating costs on a linked quarter basis have actually decreased consecutively for each the last two quarters of 2008. See Note 25 of the Consolidated Financial Statements.
- Increase costs associated with marketing and professional fees were driven by branding initiatives associated with establishing the Company's new brand across its entire footprint and implementing the High Performance Checking Account Program in the legacy FNB market area.

INCOME TAXES

For the year ended December 31, 2009, income taxes were a benefit of $7.6 million, resulting in an effective tax rate of (47.1%) compared to $3.6 million of expense or 27.9% in 2008 and $6.9 million of expense or 28.7% in 2007. The substantial increase in the effective tax rate when comparing 2009 to 2008 is a product of the pretax loss in the current year. The tax preference items such as tax exempt interest income and income from BOLI are comparable for 2009 and 2008. However, these preference items have the effect of increasing a tax benefit during a loss year which increases the benefit in relation to the pretax loss, thus, increasing the effective rate. These same comparable preference items have the effect of reducing income tax expense during a year in which income is recognized which reduces income tax expense in relation to pretax earnings, thus, reducing the effective rate. The decrease in the effective tax rate for 2008 as compared to 2007 can be attributed to pretax income decreasing by $10.8 million when comparing 2008 to 2007, while permanent tax differences decreased by only $400 thousand during the same period. Additionally, the Company had an increase in earnings from tax exempt assets such as the investment in BOLI and obligations of states and political subdivisions of approximately $247 thousand when comparing 2008 to 2007. This increase in tax exempt income was offset by $1.2 million in nondeductible merger expenses recognized in 2008 compared to $158 thousand in 2007.

ASSET QUALITY

The allowance for loan losses represents an estimate, in management's judgment, of the amount needed to absorb losses incurred through the reporting date on existing loans in the portfolio. The following table represents the Company's activity in its allowance for loan losses:

			December 31,		
(In thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Allowance for loan losses, January 1	**$ 30,464**	$ 15,082	$ 14,500	$ 13,581	$ 11,706
Loans Charged Off:					
Real estate - construction	**18,017**	8,575	1,130	-	-
Real estate - mortgage	**4,796**	3,094	79	30	55
Commercial, financial and agricultural	**5,961**	4,294	98	88	79
Consumer loans	**2,173**	2,228	455	284	318
Total Loans Charged Off	**30,947**	18,191	1,762	402	452
Recoveries:					
Real estate - construction	**609**	158	-	-	48
Real estate - mortgage	**499**	154	67	24	4
Commercial, financial and agricultural	**607**	424	121	83	73
Consumer loans	**1,140**	511	116	464	190
Total Recoveries	**2,855**	1,247	304	571	315
Net Charge-offs (Recoveries)	**28,092**	16,944	1,458	(169)	137
Allowance acquired via acquisition	**-**	11,539	-	-	-
Provision for Loan Losses	**37,800**	20,787	2,040	750	2,012
Allowance for loan losses, December 31	**$ 40,172**	$ 30,464	$ 15,082	$ 14,500	$ 13,581
Ratio of allowance for loan losses to total loans outstanding at end of year	**1.84%**	1.35%	1.23%	1.19%	1.19%
Ratio of net charge offs (recoveries) to average loans outstanding during the year	**1.24%**	0.80%	0.12%	(0.01%)	0.01%

The balance in the allowance and the allowance as a percentage of loans increased during 2009 when compared to 2008 and 2007 due to the following:

- *Based on the current state of the housing market reserve factors related to acquisition / development loans were increased.* National and local housing trends were documented to deteriorate materially during 2008 and continue throughout 2009. The number of building permits issued, median home sales prices, new homes in inventory, number of days on market, housing affordability, elevated levels of foreclosure activity, new mortgage originations and foreclosed asset levels indicate that a general cyclical decline in the residential real estate market has and still is occurring as well. Additionally, the portfolio composition changed during 2008 to reflect a higher concentration of risk in acquisition and development loans subsequent to the merger.
- *Heightened risk associated with commercial real estate loans* The Company has approximately $1.16 billion of commercial real estate loans outstanding. Of the $1.16 billion, approximately $268 million relates to our overall development / construction portfolio which is down $89 million or 24.9% when compared to the balance at the end of 2008, $83 million is tied to multi-family secured income producing loans which is down $4 million or 4.8% when compared to prior year balances and $755 million is associated with commercial real estate which is up $29 million or 4% when compared to year end 2008 balances. Due to the probability of an adverse impact to vacancy and lease rates is likely due to the weakened economic environment, reduced consumer confidence levels and increased retail business failures, management addressed the additional inherent risk associated with this category of loans in 2009 in conjunction with the preparation of the allowance for loan losses calculation.
- *Exposure to Smith Mountain Lake Market.* The Company has approximately $43.5 million in exposure in residential development and construction at Smith Mountain Lake which compares to $60.5 million at December 31, 2008. Nonaccrual loans associated with this market totaled $18.6 million and $13.9 million at December 31, 2009 and 2008, respectively. This market caters itself to individuals who have strong amounts of discretionary income and are purchasing a house at retirement or a second home. This type of market is the first to contract and the last to return during an economic downturn. The subsidiary bank's Smith Mountain Lake developments have seen minimal sales since December 31, 2006. Approximately 32.7% of the Company's problem assets at December 31, 2009 related to residential construction.
- *Increased levels of classified loans and elevated specific reserves.* The increased level of classified loans impacted the level of allocations required based upon historical loss experience resulting in increased provisioning and allowance levels. Additionally, specific reserves climbed from $5.5 million at December 31, 2008 to $8.4 million at December 31, 2009.
- *Net charge-offs were elevated compared to prior periods* The elevated charge-off levels experienced in the current and prior year warrant the heightened level of provisioning and justify management's use of a higher historical charge-off factor when considering the losses currently inherent in the loan portfolio during the calculation of the allowance for loan losses. Due to the state of the economy the duration of the loss history used in calculating the allowance was shortened during 2009 to better reflect current market conditions.
- *Less than full employment levels in the Commonwealth.* Unemployment in the Company's geographic footprint is approximately 7.3% which is above the ideal full employment level defined by the Commonwealth as an unemployment level of 5%. This unemployment level negatively impacts the ability of consumers within our footprint to curtail their debts and purchase goods and services. This general reduction in cash flow has a negative impact on all loan categories within our portfolio.
- *The problems noted with non-traditional mortgage products.* While the Company's subsidiary bank does not originate non-traditional mortgages within their own portfolios, we do have the risk associated with borrowers who have them. The allowance analysis has considered this and other qualitative factors.

The following table summarizes the allocation of the allowance for loan losses by loan type:

(In thousands)	December 31,				
Allocation of allowance for loan losses, end of year	**2009**	**2008**	**2007**	**2006**	**2005**
Real estate - construction	**$ 17,781**	$ 14,821	$ 5,219	$ 2,514	$ 1,070
Real estate - mortgage	**10,974**	6,788	7,137	7,792	7,531
Commercial, financial and agricultural	**7,709**	7,521	2,363	3,560	3,841
Consumer Loans	**3,679**	1,216	350	617	1,078
All Other Loans	**29**	118	13	17	61
Total allowance for loan losses	**$ 40,172**	$ 30,464	$ 15,082	$ 14,500	$ 13,581
Ratio of loans to total year-end loans					
Real estate - construction	**13.57%**	15.84%	16.25%	16.30%	10.15%
Real estate - mortgage	**74.62%**	70.94%	70.91%	71.82%	79.13%
Commercial, financial and agricultural	**9.70%**	9.97%	10.22%	8.61%	6.84%
Consumer Loans	**1.79%**	2.57%	2.13%	2.71%	3.58%
All Other Loans	**0.32%**	0.68%	0.48%	0.56%	0.31%
	100.00%	100.00%	100.00%	100.00%	100.00%

Though the loan portfolio mix has remained extremely stable when compared to prior periods, it is noted based on the table above that the risk within the portfolio has continued to increase in the real estate construction and commercial loan categories. The largest allowance allocation continues to be the real estate construction category which represents 44.3% and 48.7% of the related balance at December 31, 2009 and 2008, respectively. The allocation to the real estate-mortgage loan portfolio represented approximately 27.3% and 22.3% of the allowance balance at December 31, 2009 and 2008, respectively. Additionally, an upward trend was noted within the commercial, financial and agricultural category when comparing 2007 to 2008 and remains flat when comparing 2008 to 2009. Accordingly, the increases on a historical basis in the allocation to the real estate - construction loan and real estate mortgage categories relates to charge-off activity noted during 2009 and 2008 and the associated impact on our historical loss experience ratio. Additionally, the recessionary conditions and the deterioration of national and local housing trends noted during 2009 and 2008 also support this shift in the allocation.

The following table presents information concerning the aggregate amount of non-performing assets:

	December 31,				
(In thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Non-accrual loans:					
Real estate construction	**$ 28,816**	$ 23,898	$ 1,267	$ 60	$ -
Real estate mortgage	**19,730**	10,565	1,837	1,934	1,203
Commercial, financial and agricultural	**7,994**	9,492	459	544	288
Consumer loans	**84**	536	374	461	113
Troubled debt restructurings	**2,678**	-	-	-	154
Loans Held for Sale	**936**	-	-	-	-
Foreclosed assets	**4,505**	4,627	3,031	38	75
Total non-performing assets	**$ 64,743**	$ 49,118	$ 6,968	$ 3,037	$ 1,833
Loans past due 90 days accruing interest	**$ 1,511**	$ 781	$ -	$ -	$ -
Nonperforming assets to total assets	**2.18%**	1.66%	0.44%	0.19%	0.12%
Non-performing assets to year-end loans and foreclosed assets	**3.03%**	2.17%	0.57%	0.25%	0.16%

If interest on nonaccrual loans and nonperforming troubled debt restructurings had been accrued, such income would have approximated $472 thousand, $806 thousand, $107 thousand, $181 thousand and $91 thousand for each of the five years ended December 31, 2009, respectively.

Non-performing assets consist of the Company's non-accrual loans, troubled-debt restructurings, and other property owned. Loans are generally placed on non-accrual status when the collection of principal and interest is ninety days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. For those loans which are carried on non-accrual status, interest is generally recognized on a cash basis. At December 31, 2009, total non-performing assets totaled $64.7 million, an increase of $15.6 million from 2008. The elevated levels of nonperforming assets reflect actions taken to address the continuing challenges in the residential housing market and deterioration of credit quality in acquisition and development construction credits, commercial real estate credits and real estate mortgage loans. Additionally, much of the growth in these levels is attributable to the general deterioration in general market conditions.

At December 31, 2008, total non-performing assets totaled $49.1 million, an increase of $42.2 million from 2007. The increased levels of nonperforming assets reflect actions taken to address the continuing challenges in the residential housing market and deterioration of credit quality in a limited number of acquisition and development construction credits. A downgrade of one significant commercial business relationship of $7.1 million to nonaccrual status near the end of the fourth quarter with a specific reserve of $610 thousand also contributed to this increase. Additionally, much of the growth in these levels is also inherently attributable to the nonorganic growth associated with doubling in size from the merger of equals transaction with FNB and have been attributable to the deterioration in general market conditions.

FINANCIAL CONDITION

Investment Securities

The following table summarizes the carrying values of investment securities:

(In thousands)	2009		2008		2007	
	Available for Sale	**Held to Maturity**	**Available for Sale**	**Held to Maturity**	**Available for Sale**	**Held to Maturity**
U. S. Treasuries	**$ 20,203**	**$ -**	$ -	$ -	$ -	$ -
U. S. Government agencies	**63,415**	**-**	69,548	-	84,776	-
State and municipals	**113,184**	**426**	86,765	894	96,488	2,657
Corporate bonds	**6,934**	**-**	7,462	-	8,958	-
Collateralized mortgage obligations	**13,026**	**-**	11,778	-	905	-
Mortgage backed securities	**159,587**	**21**	148,849	26	33,493	-
Certificates of deposit	**685**	**-**	747	-	-	-
Equity securities	**1,469**	**-**	2,015	-	2,945	-
Other	**11**	**-**	9	-	4	-
Total investment securities	**$ 378,514**	**$ 447**	$ 327,173	$ 920	$ 227,569	$ 2,657

The following table shows the maturities of available for sale debt and equity securities at amortized cost and market value as of December 31, 2009 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 35% federal income tax rate. STEL attempts to maintain diversity in its portfolio, maintain durations that are consistent with its asset/liability management and hold a significant allocation of securities in states and political subdivisions that provide tax benefits.

(In thousands)	Book Value	Estimated Fair Value	Weighted Average Maturity	Weighted Average TE Yield
U.S. Treasuries				
Within one year	$ 20,168	$ 20,203	0.79 years	0.64%
Total	20,168	20,203	0.79 years	0.64%
U.S. Government agencies				
Within one year	$ 15,033	$ 15,204	0.56 years	2.17%
After one year to five years	45,525	46,164	2.99 years	2.67%
After five years to ten years	2,054	2,047	7.88 years	2.21%
Total	62,612	63,415	2.57 years	2.53%
State and municipals				
Within one year	$ 6,898	$ 6,966	0.56 years	6.17%
After one year to five years	27,856	28,968	3.18 years	5.89%
After five years to ten years	40,788	42,424	7.57 years	5.91%
After ten years	33,889	34,826	12.36 years	5.88%
Total	109,431	113,184	7.50 years	5.91%
Corporate bonds				
After one year to five years	$ 6,560	$ 6,934	2.53 years	5.46%
Total	6,560	6,934	2.53 years	5.46%
Collateralized mortgage obligations				
After one year to five years	$ 220	$ 225	3.46 years	3.94%
After five years to ten years	2,138	2,090	8.60 years	4.58%
After ten years	10,814	10,711	24.86 years	3.74%
Total	13,172	13,026	21.86 years	3.88%
Mortgage backed securities				
Within one year	$ 2,204	$ 2,229	0.49 years	4.13%
After one year to five years	13,048	13,371	3.55 years	4.15%
After five years to ten years	24,270	24,726	8.85 years	3.89%
After ten years	117,066	119,261	19.62 years	4.55%
Total	156,588	159,587	16.34 years	4.41%
Certificates of deposit				
Within one year	$ 685	$ 685	0.43 years	4.89%
Total	685	685	0.43 years	4.89%
Total Fixed Income Securities				
Within one year	$ 44,988	$ 45,287	0.66 years	2.23%
After one year to five years	93,209	95,662	3.10 years	4.04%
After five years to ten years	69,250	71,287	8.06 years	5.05%
After ten years	161,769	164,798	18.45 years	4.78%
Total	369,216	377,034	10.46 years	4.33%
Equity Securities	1,484	1,469	5.00 years	7.54%
Other Securities	11	11	0.50 years	0.00%
Total Securities	$ 370,711	$ 378,514	10.44 years	4.34%

There is no issuer of securities in which the aggregate book value of that issuer, other than securities of the U.S. Treasury and U.S. Government agencies, exceeds 10% of stockholders equity.

Loan Portfolio

At December 31, 2009, loans, net of unearned income and the allowance for loan losses, totaled $2.15 billion, a decrease of $88 million or 3.9% from $2.23 billion in 2008. The commercial real estate portfolio, which is a component of the real estate – mortgage portfolio, amounted to $847.6 million at December 31, 2009 and represents 39.5% of the total portfolio. At December 31, 2009, off balance sheet unused loan commitments, standby letters of credit and mortgage loans sold with potential recourse amounted to $866.5 million, compared to $729.0 million at December 31, 2008. These commitments may be secured or unsecured. On December 31, 2009, the Company had no concentration of loans to any one industry in excess of 10% of its loan portfolio.

The following table summarizes the loan receivable portfolio by loan type:

Item 7 Loan Portfolio

	December 31,				
(In thousands)	**2009**	**2008**	**2007**	**2006**	**2005**
Real estate - construction	**$ 274,280**	$ 358,587	$ 199,281	$ 198,400	$ 115,944
Real estate - mortgage	**1,653,155**	1,605,622	869,805	873,911	904,115
Commercial, financial and agricultural	**211,903**	225,637	125,410	104,709	78,110
Consumer loans	**39,173**	60,042	26,169	33,030	40,876
All other loans	**7,027**	13,403	5,924	6,768	3,486
Total loans before deduction of unearned income	**2,185,538**	2,263,291	1,226,589	1,216,818	1,142,531
Plus: deferred costs	**969**	1,295	1,088	814	545
Total loans before allowance for loan losses	**2,186,507**	2,264,586	1,227,677	1,217,632	1,143,076
Less: allowance for loan losses	**(40,172)**	(30,464)	(15,082)	(14,500)	(13,581)
Net loans receivable	**$ 2,146,335**	$ 2,234,122	$ 1,212,595	$ 1,203,132	$ 1,129,495

The following tables set forth the contractual maturity of the loan portfolio as of December 31, 2009:

(In thousands)	**One year or less**	**After one but less than five years**	**After five years**	**Total**
Real estate - construction	$ 183,974	$ 57,277	$ 33,029	$ 274,280
Real estate - mortgage	155,074	393,363	1,104,718	1,653,155
Commercial, financial and agricultural	79,655	90,597	41,651	211,903
Consumer loans	8,499	25,080	5,594	39,173
All other loans	66	66	6,895	7,027
Total loans (1)	$ 427,268	$ 566,383	$ 1,191,887	$ 2,185,538

(1) Excluding loans held for sale and before deduction of unearned income and allowance for loan losses.

	After one but less than five years	**After five years**	**Total**
For maturities over one year:			
Fixed rates	$ 458,167	$ 480,813	$ 938,980
Variable rates	108,216	711,074	819,290
Total	$ 566,383	$ 1,191,887	$ 1,758,270

Deposits

Deposits at December 31, 2009 amounted to $2.44 billion, an increase of $113 million or 4.9% from $2.32 billion in 2008. Generally the increase is primarily attributable to nonorganic growth as a result of better market penetration within our footprint during 2009. The deposit mix has remained relatively stable compared to prior periods with increases in all categories of interest bearing deposits when comparing 2009 to 2008. Deposits at December 31, 2008 amounted to $2.32 billion, an increase of $1.18 billion or 103.3% from $1.14 billion in 2007. Generally the increase is primarily attributable to nonorganic growth from the merger of equals transaction consummated in early 2008. The deposit mix has remained relatively stable considering the merger and comparison to prior periods. However, interest checking in 2008 represents a higher percentage of total deposits than in 2007 and contributed to the overall lower cost of funding. The overall cost of deposit funds decreased to 2.09% in 2009, compared to 2.57% in 2008, and 3.14% in 2007, reflecting the lower rate environment in 2009 and the latter portion of 2008 with increased competition for deposits in all years.

The following table illustrates average outstanding deposits and rates paid:

	2009		2008		2007	
(In thousands)	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Noninterest bearing demand deposits	**$ 311,047**	-	$ 307,621	-	$ 229,668	-
Interest-bearing deposits:						
Interest checking	**531,627**	**0.99%**	453,780	1.35%	170,475	0.77%
Money market	**293,211**	**1.50%**	195,061	1.78%	147,295	2.48%
Savings	**193,127**	**0.88%**	183,323	1.14%	91,560	0.62%
Time deposits:						
Less than $100,000	**735,645**	**2.89%**	699,543	3.30%	394,436	4.21%
$100,000 and more	**330,277**	**3.30%**	326,407	3.99%	201,432	4.68%
Total interest-bearing deposits	**2,083,887**	**2.09%**	1,858,114	2.57%	1,005,198	3.14%
Total average deposits	**$ 2,394,934**		$ 2,165,735		$ 1,234,866	

Maturities of time deposits of $100,000 and over:

(In thousands)	
At December 31, 2009	
Within three months	$ 56,891
Three to six months	84,490
Six to twelve months	97,746
Over twelve months	81,088
	$ 320,215

Borrowings

Due to strong deposit growth experienced during 2009, the Company noted a decreased reliance on Federal Home Loan Bank borrowings. Federal Home Loan Bank borrowings were curtailed by $57.7 million or 30.7% during the year with no additional advances offsetting these repayments.

The following table presents the average net funding position for the years indicated:

(In thousands)	2009		2008		2007	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Federal funds sold	**$ 53,157**	**0.21%**	$ 41,018	2.26%	$ 1,445	5.32%
Federal funds purchased and repurchase agreements	**(501)**	**3.15%**	(4,297)	1.67%	(630)	5.24%
Net funds position	**$ 52,656**		$ 36,721		$ 815	

The net funds sold position increased in 2009 compared to 2008 primarily due to deposit growth exceeding loan demand throughout the year. The net funds position increased in 2008 compared to 2007 primarily due to the merger transaction which essentially combined the liquidity positions inherent in the related separate company balance sheets.

The average balance outstanding of short-term borrowings did not exceed 30 percent of stockholder's equity during the years ended December 31, 2009 or 2008.

Capital Adequacy

The management of capital in a regulated financial services industry must properly balance return on equity to stockholders while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Additionally, capital management must also consider acquisition opportunities that may exist, and the resulting accounting treatment. The Company's capital management strategies have been developed to provide attractive rates of returns to stockholders, while maintaining its "well-capitalized" position at the banking subsidiary.

The primary source of additional capital to the Company is earnings retention, which represents net income less dividends declared. Relying on its strong capital position and recent earnings from prior periods, the Company paid $7.7 million in dividends. Future dividends will be dependent upon the Company's ability to generate earnings in future periods. Stockholders' equity decreased by $12.8 million, reflecting the $8.5 million loss, $7.8 million in accrued and paid dividends which were offset by unrealized holding gains net of taxes and reclassification adjustments of $3.3 million.

The Company and its banking subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the subsidiary bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action under FDICIA, the Company and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and reclassifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios of total and Tier 1 capital to average assets. As of December 31, 2009, and 2008, the Company and the subsidiary bank(s) met all minimum capital adequacy requirements to which they are subject and are categorized as "well capitalized." These capital amounts and ratios are incorporated by reference to Note 22 of the consolidated financial statements herein. There are no conditions or events since the notification that management believes have changed the subsidiary bank's category.

LIQUIDITY

Liquidity is identified as the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate withdrawals, payments of debt, and increased loan demand. These events may occur daily or at other short-term intervals in the normal operation of the business. Experience helps management predict time cycles in the amount of cash required. In assessing liquidity, management gives consideration to relevant factors including stability of deposits, quality of assets, economic conditions in the market served, concentrations of business and industry, competition, and the Company's overall financial condition. The Company's bank subsidiary has available a $100 million line of credit with the Federal Home Loan Bank of Atlanta, unused lines of credit totaling $89 million with nonaffiliated banks and access to the Federal Reserve discount window to support liquidity as conditions dictate.

The liquidity of the parent Company also represents an important aspect of liquidity management. The parent Company's cash outflows consist of overhead associated with corporate expenses, executive management, finance, marketing, loan and deposit operations, information technology, human resources, audit, compliance and credit administration functions. It also includes outflows associated with dividends to shareholders. The main sources of funding for the parent Company are the management fees and dividends it receives from its banking subsidiary and availability of the equity market as deemed necessary. During 2009, the banking subsidiary paid $26.7 million in management fees and transferred $5.5 million in dividends to the Company. As of January 1, 2010, the aggregate amount of additional unrestricted funds, which could be transferred from the bank subsidiary to the Company without prior regulatory approval totaled $2.9 million or 0.7% of consolidated net assets. Loans and advances are limited to 10% of the Banks' common stock and capital surplus. As of December 31, 2009, funds available for loans or advances by the Bank to the Company, which is limited by the amount of collateral the Company has available to pledge, were approximately $14.6 million. The parent Company generated approximately $7.3 million in cash flow from operating activities in 2009 and paid dividends to stockholders of $7.7 million.

Contractual Obligations

The impact of our contractual obligations as of December 31, 2009 on liquidity and cash flow in future periods is as follows:

		Payments Due by Period			
(In thousands)	Total	One year or less	1-3 years	3-5 years	More than 5 years
Certificates of Deposit	$ 974,492	$ 710,391	$ 252,546	$ 11,555	$ -
Subordinated Debt[1]	32,991	-	-	-	32,991
FHLB Borrowings	130,000	45,000	30,000	25,000	30,000
Operating Leases	9,783	1,691	2,951	2,126	3,015
Total	$ 1,147,266	$ 757,082	$ 285,497	$ 38,681	$ 66,006

[1] The Subordinated debt securities represent two issues maturing on June 26, 2033 and July 17, 2034, respectively. Both issues are currently callable.

		Commitment Expiration by Period			
(In thousands)	Total	One year or less	1-3 years	3-5 years	More than 5 years
Commitments to extend credit	$ 511,589	$ 222,481	$ 88,294	$ 52,807	$ 148,007
Standby letters of credit	52,870	36,957	15,807	6	100
Mortgage loans sold with potential recourse	302,006	302,006	-	-	-
	$ 866,465	$ 561,444	$ 104,101	$ 52,813	$ 148,107

In the judgment of management, the Company maintains the ability to generate sufficient amounts of cash to cover normal requirements and any additional needs which may arise, within realistic limitations.

Off-Balance Sheet Arrangements

As of December 31, 2009, the Company has not participated in any material unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. STEL does have significant commitments to fund loans in the ordinary course of business.

At December 31, 2009 and 2008, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2009	2008
Commitments to extend credit	**$ 511,589**	$ 543,460
Standby letters of credit	**52,870**	48,260
Mortgage loans sold with potential recourse	**302,006**	137,262

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, if deemed necessary. The Company, through its banking subsidiaries, originates loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2009, the Company originated $578 million and sold $557 million to investors, compared to $112 million originated and $119 million sold in 2008. Most contracts with investors contain certain recourse language which may vary from 90 days up to twelve months. The Company may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. Mortgages subject to recourse are collateralized by single family residences, have loan-to-value ratios of 80% or less, or have private mortgage insurance or are insured or guaranteed by an agency of the United States government. At December 31, 2009, the Company had locked-rate commitments to originate mortgage loans amounting to approximately $42 million and loans held for sale of $44 million. The Company has entered into commitments, on a best-effort basis to sell loans of approximately $86 million. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any counterparty to fail to meet its obligations.

FORWARD-LOOKING INFORMATION

This annual report on Form 10-K and other reports issued by the Company, including reports filed with the SEC, may contain "forward-looking" statements that deal with future results, plans or performance. In addition, the Company's management may make such statements orally to the media, or to securities analysts, investors or others. Forward-looking statements deal with matters that do not relate strictly to historical facts. The Company's future results may differ materially from historical performance and forward-looking statements about the Company's expected financial results or other plans and are subject to a number of risks and uncertainties. These include, but are not limited to, continued or deepening deterioration in general economic and banking industry conditions; continued increases in unemployment in the Company's primary banking markets; limitations on the Company's ability to pay dividends at current levels or to increase dividends in the future because of financial performance deterioration, regulatory restrictions, or limitations imposed as a result of the Company's participation in the U.S. Treasury Department's Capital Purchase Program "CPP"; increased deposit insurance premiums or other costs related to deteriorating conditions in the banking industry and the economic impact on banks of the Emergency Economic Stabilization Act "EESA" or other related legislative and regulatory developments; the imposition of requirements with an adverse financial impact relating to the Company's lending, loan collection and other business activities as a result of the EESA, the Company's participation in the CPP, or other legislative or regulatory developments such as mortgage foreclosure moratorium laws; possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins, deposit outflows, an inability to increase the number of deposit accounts and the possibility that deposit account losses (fraudulent checks, etc.) may increase; impact of legislative, regulatory or other changes affecting customer account charges and fee income; legislative changes to bankruptcy laws which would result in the loss of all or part of the Company's security interest due to collateral value declines (so-called "cramdown" provisions); reduced demand for financial services and loan and lease products; adverse developments affecting the Company's banking relationships; changes in accounting standards or interpretations of existing standards; monetary, fiscal or tax policies of the federal or state governments; including adoption of state legislation that would increase state taxes; adverse findings in tax audits or regulatory examinations and resulting enforcement actions; changes in credit and other risks posed by the Company's loan, lease, investment, and securities available for sale portfolios, including continuing declines in commercial or residential real estate values or changes in allowance for loan and lease losses methodology dictated by new market conditions or regulatory requirements; lack of or inadequate insurance coverage for claims against the Company; technological, computer related or operational difficulties or loss or theft of information; adverse changes in securities markets directly or indirectly affecting the Company's ability to sell assets or to fund its operations; results of litigation,; heightened regulatory practices, requirements or expectations, including but not limited to requirements related to the Bank Secrecy Act and anti-money laundering compliance activity; or other significant uncertainties.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information is incorporated herein by reference from Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10K.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Directors of
StellarOne Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of StellarOne Corporation (a Virginia Corporation,) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StellarOne Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), StellarOne Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010 expressed an unqualified opinion.

GRANT THORNTON LLP

Raleigh, North Carolina
March 10, 2010

STELLARONE CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2009 and 2008
(Dollars in Thousands)

	2009	2008
Assets		
Cash and due from banks	$ 52,120	$ 66,239
Federal funds sold	44,244	3,837
Interest-bearing deposits in banks	56,562	45,453
Cash and cash equivalents	152,926	115,529
Investment securities (fair value: 2009, $378,964; 2008, $328,096)	378,961	328,093
Mortgage loans held for sale	44,165	15,847
Loans receivable, net of allowance for loan losses, 2009, $40,172; 2008, $30,464	2,146,335	2,234,122
Premises and equipment, net	83,546	89,022
Accrued interest receivable	9,459	10,230
Deferred income tax asset	882	-
Core deposit intangibles, net	8,408	10,266
Goodwill *	113,652	113,353
Bank owned life insurance	30,196	28,903
Foreclosed assets	4,505	4,627
Other assets	60,066	45,293
Total assets	$ 3,033,101	$ 2,995,285
Liabilities		
Deposits:		
Noninterest-bearing	$ 302,009	$ 307,621
Interest-bearing	2,134,111	2,015,487
Total deposits	2,436,120	2,323,108
Short-term borrowings	783	699
Federal Home Loan Bank advances	130,000	187,700
Subordinated debt	32,991	32,991
Accrued interest payable	3,626	5,476
Deferred income tax liability	-	1,224
Other liabilities	8,796	10,531
Total liabilities	2,612,316	2,561,729
Stockholders' Equity		
Preferred stock; no par value; 5,000,000 shares authorized; no shares issued and outstanding;	-	-
Preferred stock; $1,000 per share liquidation preference; 30,000 shares issued and outstanding;	28,398	28,121
Common stock; $1 par value; 35,000,000 shares authorized; 2009: 22,661,125 shares issued and outstanding; 2008: 22,605,063 shares issued and outstanding	22,661	22,605
Additional paid-in capital	268,965	268,293
Retained earnings	96,947	113,661
Accumulated other comprehensive income, net	3,814	876
Total stockholders' equity	420,785	433,556
Total liabilities and stockholders' equity	$ 3,033,101	$ 2,995,285

*See revisions detail in Note 1 to the consolidate financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

STELLARONE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income
For the Three Years Ended December 31, 2009
(Dollars in Thousands, except per share data)

	2009	2008	2007
Interest and Dividend Income			
Loans, including fees	$ 125,837	$ 139,692	$ 87,902
Federal funds sold and deposits in other banks	209	968	96
Investment securities:			
Taxable	9,528	10,921	6,853
Tax-exempt	4,008	3,585	3,726
Dividends	127	1,070	582
Total interest income	139,709	156,236	99,159
Interest Expense			
Deposits	43,483	47,939	31,551
Federal funds repurchased and securities sold under agreements to repurchase	16	73	630
Federal Home Loan Bank advances	5,756	7,207	4,345
Subordinated debt	1,257	1,959	1,684
Commerical paper	-	635	3,141
Other borrowings	-	8	39
Total interest expense	50,512	57,821	41,390
Net interest income	89,197	98,415	57,769
Provision for loan losses	37,800	20,787	2,040
Net interest income after provision for loan losses	51,397	77,628	55,729
Noninterest Income			
Retail banking fees	16,367	14,756	7,724
Commissions and fees from fiduciary activities	2,960	3,677	3,375
Brokerage fee income	1,203	1,269	909
Mortgage banking-related fees	7,297	3,446	2,439
(Losses) gains on sale of premises and equipment	(76)	(124)	1,013
Impairments of equity securities available for sale	(2,525)	(274)	-
Gains on sale of securities available for sale	45	186	35
Losses on sale of foreclosed assets	(2,580)	(2,497)	(1)
Income from bank owned life insurance	1,292	1,213	505
Other operating income	2,400	2,639	968
Total noninterest income	$ 26,383	$ 24,291	$ 16,967

The accompanying notes are an integral part of these consolidated financial statements.

STELLARONE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (continued)
For the Three Years Ended December 31, 2009
(Dollars in Thousands, except per share data)

	2009	2008	2007
Non-interest Expense			
Compensation and employee benefits	$ **44,564**	$ 44,747	$ 26,422
Net occupancy	**8,578**	7,113	3,570
Supplies and equipment	**8,735**	7,910	4,383
Amortization of intangible assets	**1,730**	1,568	646
Marketing	**1,276**	2,184	1,533
State franchise taxes	**2,318**	2,091	1,138
FDIC insurance	**5,309**	1,419	150
Data processing	**2,466**	3,847	1,794
Professional fees	**2,856**	2,000	1,005
Telecommunications	**1,857**	1,761	976
Other operating expenses	**14,215**	14,220	7,224
Total noninterest expense	**93,904**	88,860	48,841
(Loss) income before income taxes	**(16,124)**	13,059	23,855
Income tax (benefit) expense	**(7,594)**	3,648	6,853
Net (loss) income	$ **(8,530)**	$ 9,411	$ 17,002
Dividends and accretion on preferred stock	**(1,834)**	(53)	-
Net (loss) income available to common shareholders	$ **(10,364)**	$ 9,358	$ 17,002
Basic net (loss) income per common share available to common shareholders	$ **(0.46)**	$ 0.45	$ 1.58
Diluted net (loss) income per common share available to common shareholders	$ **(0.46)**	$ 0.45	$ 1.57

The accompanying notes are an integral part of these consolidated financial statements.

STELLARONE CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the Three Years Ended December 31, 2009
(Dollars in Thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Compre-hensive Income (Loss)	Total
Balance, December 31, 2006	$ -	$ 10,784	$ 33,970	$ 106,924	$ (1,026)		$ 150,652
Comprehensive income:							
Net income	-	-	-	17,002	-	$ 17,002	17,002
Other comprehensive income, net of tax:							
Unrealized holding gains arising during the period (net of tax, $690)	-	-	-	-	-	1,282	-
Reclassification adjustment (net of tax, $12)	-	-	-	-	-	23	-
Change in pension (net of tax, $105)	-	-	-	-	-	196	-
Other comprehensive income	-	-	-	-	1,501	1,501	1,501
Total comprehensive income	-	-	-	-	-	$ 18,503	-
Cash dividends ($.64 per share)	-	-	-	(6,917)	-		(6,917)
Stock-based compensation expense (8,440 shares)	-	9	490	-	-		499
Exercise of stock options (3,200 shares)	-	3	28	-	-		31
Balance, December 31, 2007	$ -	$ 10,796	$ 34,488	$ 117,009	$ 475		$ 162,768
Comprehensive income:							
Net income	-	-	-	9,411	-	$ 9,411	9,411
Other comprehensive income, net of tax:							
Unrealized holding gains arising during the period (net of tax, $482)	-	-	-	-	-	895	-
Reclassification adjustment (net of tax, $31)	-	-	-	-	-	(57)	-
Change in pension and post retirement liability (net of tax, $235)	-	-	-	-	-	(437)	-
Other comprehensive income	-	-	-	-	401	401	401
Total comprehensive income	-	-	-	-	-	$ 9,812	-
Cash dividends paid or accrued:							
Common ($.64 per share)	-	-	-	(12,614)	-		(12,614)
Preferred cummulative 5%	-	-	-	(53)	-		(53)
Common stock issued in merger (11,746,272 shares)	-	11,746	230,247	-	-		241,993
Stock-based compensation expense associated with merger (23,519 shares)	-	24	1,088	-	-		1,112
Issuance of 30,000 shares of preferred stock and 302,622 common stock warrants	28,099	-	1,901	-	-		30,000
Accretion on preferred stock discount	22	-	-	(22)	-		-
Stock-based compensation expense (7,018 shares)	-	7	262	-	-		269
Exercise of stock options (32,311 shares)	-	32	307	-	-		339
Cumulative effect of adoption of FASB ASC Topic 715	-	-	-	(70)	-		(70)
Balance, December 31, 2008	$ 28,121	$ 22,605	$ 268,293	$ 113,661	$ 876		$ 433,556
Comprehensive loss:							
Net loss	-	-	-	(8,530)	-	$ (8,530)	(8,530)
Other comprehensive income, net of tax:							
Unrealized holding gains arising during the period (net of tax of $2,659)	-	-	-	-	-	4,937	-
Reclassification adjustment (net of tax of $868)	-	-	-	-	-	(1,612)	-
Change in pension and post retirement liability (net of tax, $208)	-	-	-	-	-	(387)	-
Other comprehensive income	-	-	-	-	2,938	2,938	2,938
Total comprehensive loss	-	-	-	-	-	$ (5,592)	-
Cash dividends paid or accrued:							
Common ($.28 per share)	-	-	-	(6,350)	-		(6,350)
Preferred cummulative 5%	-	-	-	(1,500)	-		(1,500)
Accretion on preferred stock discount	334	-	-	(334)	-		-
Preferred stock issuance costs	(57)	-	-	-	-		(57)
Stock-based compensation expense (20,029 shares)	-	20	357	-	-		377
Exercise of stock options (36,033 shares)	-	36	315	-	-		351
Balance, December 31, 2009	**$ 28,398**	**$ 22,661**	**$ 268,965**	**$ 96,947**	**$ 3,814**		**$ 420,785**

The accompanying notes are an integral part of these consolidated financial statements.

STELLARONE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollars in Thousands, except share data)

Consolidated Statements of Cash Flows
For the Three Years Ended December 31, 2009
(Dollars in Thousands)

	2009	2008	2007
Cash Flows from Operating Activities			
Net (loss) income	$ (8,530)	$ 9,411	$ 17,002
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation	6,283	5,038	3,055
Amortization of intangible assets	1,730	1,568	646
Provision for loan losses	37,800	20,787	2,040
Deferred tax (benefit) expense	(3,195)	2,527	733
Employee benefit plan (benefit) expense	(25)	57	219
Stock-based compensation expense	484	1,381	460
Losses / impairments on foreclosed assets	2,580	2,497	1
Losses (gains) on sale of premises and equipment	76	124	(1,013)
Gains on sale of securities available for sale	(45)	(186)	(35)
Impairments of equity securities available for sale	2,525	274	-
Mortgage banking-related fees	(7,297)	(3,446)	(2,439)
Proceeds from sale of mortgage loans	557,326	118,712	125,097
Origination of mortgage loans for sale	(578,347)	(111,848)	(120,372)
Amortization of securities premiums and accretion of discounts, net	(1,206)	(7,837)	13
Income on bank owned life insurance	(1,292)	(1,213)	(494)
Changes in assets and liabilities:			
Decrease in accrued interest receivable	771	4,127	450
(Increase) decrease in other assets	(14,797)	3,955	(6,300)
Decrease in accrued interest payable	(1,850)	(1,605)	(719)
Decrease in other liabilities	(1,817)	(23,529)	(1,278)
Net cash (used) provided by operating activities	$ (8,826)	$ 20,794	$ 17,066
Cash Flows from Investing Activities			
Proceeds from maturities and principal payments of securities available for sale	$ 82,243	$ 179,034	$ 84,051
Proceeds from sales and calls of securities available for sale	39,404	27,225	5,566
Purchase of securities available for sale	(170,614)	(103,147)	(53,673)
Proceeds from maturities and principal payments of securities held to maturity	-	2,660	-
Net decrease (increase) in loans	47,104	29,929	(14,534)
Proceeds from sale of premises and equipment	1,161	1,243	1,503
Purchase of premises and equipment	(4,163)	(10,581)	(7,682)
Proceeds from sale of foreclosed assets	2,978	2,991	37
Cash acquired in merger	-	45,146	-
Net cash (used) provided by investing activities	$ (1,887)	$ 174,500	$ 15,268
Cash Flows from Financing Activities			
Net increase (decrease) in demand, money market and savings deposits	$ 224,348	$ 48,753	$ (113,103)
Net decrease in certificates of deposit	(111,206)	(78,880)	(62,631)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurcha:	84	(21,064)	20,000
Proceeds from Federal Home Loan Bank advances	-	119,600	196,000
Principal payments on Federal Home Loan Bank advances	(57,700)	(138,055)	(92,000)
Net (decrease) increase in commercial paper	-	(68,745)	10,113
Net (decrease) increase in short-term borrowings	-	(892)	331
Proceeds from the issuance of preferred stock and common stock warrants	-	30,000	-
Proceeds from exercise of stock options	351	339	31
Payment of preferred stock issuance costs	(57)	-	-
Cash dividends paid	(7,710)	(12,614)	(6,917)
Net cash provided (used) by financing activities	$ 48,110	$ (121,558)	$ (48,176)
Increase (decrease) in cash and cash equivalents	$ 37,397	$ 73,736	$ (15,842)
Cash and Cash Equivalents			
Beginning	115,529	41,793	57,635
Ending	$ 152,926	$ 115,529	$ 41,793
Supplemental Disclosures of Cash Flow Information			
Cash (receipts) payments for:			
Interest	$ 52,362	$ 55,900	$ 40,671
Income taxes	(3,563)	6,000	6,265
Supplemental Schedule of Noncash Activities			
Stock issued in association with merger	$ -	$ 203,222	$ -
Foreclosed assets acquired in settlement of loans	5,436	5,712	3,031
Reclassification of premises and equipment no longer in service to other assets	-	-	1,146
Noncash proceeds of property received in like-kind exchange	-	-	1,536

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Significant Accounting Policies

Nature of Operations and Consolidation

StellarOne Corporation (the "Company") is a Virginia bank holding company headquartered in Charlottesville, Virginia. The Company's sole banking subsidiary is StellarOne Bank headquartered in Christiansburg, Virginia. Additional subsidiaries of the Company include VFG Limited Liability Trust and FNB (VA) Statutory Trust II both of which are associated with the Company's subordinated debt issuances and are not subject to consolidation. The Company collapsed all of its previous subsidiaries into StellarOne Bank on May 27, 2008. The previous subsidiaries included First National Bank (Christiansburg, Virginia), Second Bank & Trust (Fredericksburg, Virginia); Planters Bank & Trust Company of Virginia (Staunton, Virginia) and its subsidiary, Planters Insurance Agency, Inc.; and Virginia Commonwealth Trust Company (Culpeper, Virginia). The consolidated statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

On February 28, 2008, pursuant to the terms and conditions of the Agreement and Plan of Reorganization, dated as of July 26, 2007 (the "Merger Agreement"), between Virginia Financial Group, Inc. ("VFG") and FNB Corporation ("FNB"), VFG and FNB completed the merger (the "Merger") in which FNB and it's subsidiary First National Bank merged with and into VFG with VFG, Inc. as the surviving corporation and changing its name to StellarOne Corporation (prior to the effective date of the merger, "VFG" or the "Company" and after the merger "StellarOne" or "the Company"). This transaction created one of the largest independent commercial bank holding companies headquartered in Virginia.

The Company, through its member bank, provides a full array of banking services through fifty-six full-service financial centers in Central and Southwest Virginia. Among such services are those traditionally offered by banks including commercial and consumer demand and time deposit accounts, mortgage, comprehensive wealth management, financial and estate-planning services, commercial and consumer loans. The Company also provides a network of automated transaction locations, phone banking and a transactional internet banking product.

Risks and Uncertainties

In its normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly or on a different basis than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, securities and the valuation of real estate held by the Company.

The determination of the allowance for loan losses and the valuation of real estate are based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of December 31, 2009, the allowance for loan losses and the valuation of real estate are adequate based on information currently available. A worsening or protracted economic decline or substantial increase in interest rates would increase the likelihood of losses due to credit and market risks and could create the need for substantial increases in the allowance for loan losses.

The Company is subject to the regulations of various regulatory agencies, which can change significantly from year to year. In addition, the Company undergoes periodic examinations by regulatory agencies, which may subject it to further changes based on the regulators' judgments about information available to them at the time of their examinations.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry. The following is a description of the more significant of those policies and practices.

Certain items in prior financial statements have been reclassified to conform to the current presentation.

Accounting Standards Codification

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became the officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest bearing deposits in other banks. Generally, federal funds are purchased and sold for one day periods.

Concentrations and Restrictions on Cash and Cash Equivalents

The Company maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with the counterparties to these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents. The Company was required to have $11.0 million and $8.8 million of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory daily average reserve and clearing requirements for December 31, 2009 and 2008. These deposits with the Federal Reserve Bank do not earn interest.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, the recoverability of goodwill and intangible assets and the recoverability of deferred tax assets.

(Dollars in Thousands, except share data)

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value. Except for realized losses charged to earnings for other-than-temporary-impairment deemed to be credit-related, unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are included in accumulated other comprehensive income (loss) in stockholders' equity until realized. The initial classification of securities is determined at the date of purchase. The Company does not have any pooled or private label trust preferred securities or any other high risk or hard to value investments.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated increase in fair value.

Management has determined that other-than-temporary impairment exists for equity securities and should be recorded (1) if the fair value of an equity security represents less than 70% of the book value of a security regardless of loss period; or (2) if the loss period has been more than 18 months regardless of the fair value's relationship to carrying value. If either of these conditions do not exist, but management becomes aware of possible impairment outside of this scope, management will conduct additional research to determine if market price recoveries can reasonably be expected to occur within an acceptable forecast period. For purposes of this analysis, a near term recovery period has been defined as 3-6 months.

The Company recorded an impairment charge of $2.5 million associated with equity securities classified as available for sale investments during 2009. In 2008 the Company recorded an impairment charge of $274 thousand associated with FNMA preferred stock. These impairment charges are included in Impairments of equity securities available for sale on the income statement.

Management evaluates the restricted stock for impairment in accordance with authoritative accounting guidance under ASC Topic 320, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others." Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost of an investment is influenced by criteria such as (1) the significance of the decline in net assets of the issuing bank as compared to the capital stock amount for that bank and the length of time this situation has persisted, (2) commitments by the issuing bank to make payments required by law or regulation and the level of such payments in relation to the operating performance of that bank, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the issuing bank.

Based on evaluation of criteria under ASC Topic 320, management believes that no impairment charge in respect of the restricted stock is necessary as of December 31, 2009.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company, through its banking subsidiary, is a member of the Federal Reserve Bank and the Federal Home Loan Bank and is required to hold stock in each institution. These equity securities are restricted from trading and are recorded in other assets at a cost of $23.1 million and $23.4 million at December 31, 2009 and 2008, respectively. These are considered cost basis securities for which the associated cost approximates fair value.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Company. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the fair value of the related mortgage loans sold.

The Company accounts for the transfer of financial assets in accordance with authoritative accounting guidance which is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The guidance provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

As is customary in such sales, we provide indemnifications to the buyers under certain circumstances. These indemnifications may include the repurchase of loans by us. Repurchases and losses are rare, and no provision is made for losses at the time of sale.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Time elapsing between issuance of a loan commitment and closing and sale of the loan generally ranges from 5 to 20 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery contracts, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Due to high correlation between rate lock commitments and best efforts contracts, no significant gains or losses have occurred on the rate lock commitments.

Loans

The Company, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Company's market area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. These amounts are generally being amortized over the contractual life of the loan.

The accrual of interest on mortgage and commercial loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Installment loans and other personal loans are typically charged off no later than 120 days past due. Open ended lines of credit and credit cards are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses ("ALLL") is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan balances are charged against the allowance when management believes a loan balance is confirmed uncollectable. Subsequent recoveries, if any, are credited to the allowance.

The Company conducts an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with lenders identifying problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, then a specific reserve may be established based on the Bank's calculation of the loss embedded in the individual loan. In addition to impairment testing, the Bank has a ten point grading system for each non-homogeneous loan in the portfolio. The loans meeting the criteria for impairment are segregated from performing loans within the portfolio. Loans are then grouped by loan type and, in the case of commercial and construction loans, by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions, overall portfolio quality including delinquency rates and commercial real estate loan concentrations. The allowance for loan losses is an accounting estimate and as such there is an uncertainty attached to the estimate due to the level of subjectivity and judgment inherent in performing the calculation. Management will determine the appropriate amount of the judgmental reserve (if any) by evaluating existing general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Company's outsourced loan review consultants. The total of specific reserves required for impaired classified loans, calculated reserves by loan category and the judgmental reserve are then compared to the recorded allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, generally only loans greater than $500 thousand are evaluated for impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement.

While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company's control, including the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

(Dollars in Thousands, except share data)

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to thirty-nine years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over three years. Depreciation and amortization are recorded on the straight-line method. The Company did not record any impairment of long-lived assets for the years ended December 31, 2009, 2008, and 2007.

Goodwill and Intangible Assets

Goodwill and identified intangible assets with indefinite lives are not subject to amortization. They are subject to an annual assessment for impairment, or more often if events or circumstances indicate there may be impairment. This test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure impairment. Based on the results of these tests, the Company concluded that none of its recorded goodwill was impaired.

Additionally, acquired intangible assets (such as core deposit intangibles) are separately recognized and amortized over their useful life if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged. Intangible assets associated with branch acquisition transactions continue to be amortized over the estimated useful life of the deposits. The cost of purchased deposit relationships and other intangible assets, based on independent valuation, are being amortized over their estimated lives not to exceed fifteen years. Amortization expense charged to operations was $1.7 million in 2009, $1.6 million in 2008 and $646 thousand in 2007.

We reviewed the report prepared by the third party valuation specialists as of September 30, 2009, considered the factors that could lead to impairment between that date and December 31, 2009 and evaluated the trading level of our stock in relation to both its book value and tangible book value. Based on these inputs management concluded that no indications of impairment were present. Should we determine in a future period that the goodwill recorded in connection with our acquisitions has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Bank Owned Life Insurance (BOLI)

The Company has purchased bank owned life insurance. The proceeds are used to help defray employee benefit costs. The Company is the owner and beneficiary of the policies. BOLI is recorded on the consolidated balance sheets at its cash surrender value and changes in the cash surrender value are recorded in noninterest income. BOLI income is tax-exempt.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense. The Company and its wholly-owned subsidiary file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

(Dollars in Thousands, except share data)

Retirement Plans

The Company has a noncontributory, defined benefit pension plan covering certain of its employees meeting certain age and service requirements. The plan has not been offered to new employees after June, 2002. The Company froze the pension plan at the current benefit levels as of December 31, 2008, at which time the accrual of future benefits for eligible employees ceased. All retirement benefits earned in the pension plan as of December 31, 2008 have been preserved and all participants are fully vested in their benefit. The Company does not anticipate making any contributions to the plan during 2010.

An employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize through comprehensive income changes in that funded status in the year in which the changes occur. The asset related to the funded status recognized in the balance sheet was $389 thousand and $960 thousand for the year ending December 31, 2009 and 2008, respectively and is included in other assets, as appropriate, in the accompanying consolidated balance sheets.

Prior to the merger and subsequent formation of the Company, FNB maintained an employee stock ownership plan for the benefit of certain employees. On February 28, 2008 the Company became the Plan Sponsor as a result of the merger. Effective January 1, 2008 participation in the plan was limited to those who were qualified employees as of December 31, 2007. Beginning on January 1, 2009 contributions to the plan ceased and no further contributions shall be made to the Plan for plan years subsequent to the 2008 plan year. Due to the discontinuance of contributions to the Plan all shares became fully vested effective January 1, 2009. Compensation expense related to the ESOP totaled $544 thousand for the year ended December 31, 2008 with none being recognized for the year ended December 31, 2009.

Stock-Based Compensation

The Company has a stock-based employee compensation plan under which nonqualified stock options may be granted periodically to certain employees. The Company's stock options typically have an exercise price equal to at least the fair value of the stock on the date of grant, and vest based on continued service with the Company for a specified period, generally from one to five years.

The authoritative guidance also requires that new awards to employees eligible for retirement prior to the award becoming fully vested be recognized as compensation cost over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award.

The fair value of each option grant issued equal to fair market value is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31		
	2009	**2008**	**2007**
Dividend yield	**4.4%**	4.1%	2.4%
Expected life	**6.5 yrs**	6.2 yrs	6.5 yrs
Expected volatility	**42.9%**	26.0%	27.7%
Risk-free interest rate	**1.9%**	2.8%	4.8%

(Dollars in Thousands, except share data)

The fair value of each option grant issued during 2008 and 2007 above fair market value is estimated on the date of the grant using the Lattice option-pricing model with the following weighted average assumptions:

	Year Ended December 31	
	2008	**2007**
Dividend yield	**3.7%**	2.4%
Expected life	**4.5 yrs**	4.5 yrs
Expected volatility	**24.3%**	22.6%
Riskfree interest rate	**2.1%**	4.8%
Post-vest cancellation rate	**1.0%**	1.4%

There were no options granted during 2009 that were valued using the Lattice option pricing model.

Earnings (Loss) Per Common Share

Earnings (loss) per common share represent net income available to common stockholders, which represents net income (loss) less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period. For diluted earnings per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Potential common shares that may be issued by the Company relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method.

Dividend Reinvestment Plan

The Company has in effect a Dividend Reinvestment Plan, which provides an automatic conversion of dividends into common stock for enrolled stockholders. It is based on the stock's fair market value on each dividend record date, and allows for voluntary contributions to purchase stock.

Foreclosed Assets

Real estate acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation are included in other operating expenses.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense of $1.3 million, $2.2 million, and $1.5 million were incurred in 2009, 2008 and 2007, respectively. This expense is included in the marketing line item on the consolidated income statement.

Segment Information

Public business enterprises are required to report information about operating segments in annual financial statements and selected information in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance.

Management has determined that the Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Company to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

The Company has also identified several operating segments. These operating segments within the Company's operations do not have similar characteristics to the community banking operations and do not meet the quantitative thresholds requiring separate disclosure. These nonreportable segments include our secondary mortgage and wealth management divisions, a title company, and the parent.

Fair Value Measurement

The Company records certain of its assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Please see the fair value tables in Note 21.

(Dollars in Thousands, except share data)

New Authoritative Accounting Guidance

Accounting Standards Codification — As discussed above, the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. The adoption of FASB ASC had no impact on the Company's consolidated financial statements.

FASB ASC Topic 320, "Investments — Debt and Equity Securities," — New authoritative accounting guidance under ASC Topic 320, amends current other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The new guidance under ASC Topic 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities, however, it requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and any remaining portion in the other comprehensive income category of stockholders' equity, if the entity does not intend to sell the security and it is more likely than not that the entity will not have to sell the security before recovery of its cost basis. The Company adopted the new guidance under ASC Topic 320 during the period ended June 30, 2009. There was no impact from the adoption of new guidance under ASC Topic 320 on the Company's consolidated financial statements.

FASB ASC Topic 715, "Compensation—Retirement Benefits." New authoritative accounting guidance under ASC Topic 715, "Compensation—Retirement Benefits," provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The new authoritative accounting guidance under ASC Topic 715 became effective for the Company's consolidated financial statements for the year-ended December 31, 2009 and the required disclosures are reported in Note 14 - Employee Benefit Plans.

Additional new authoritative accounting guidance under ASC Topic 715, "Compensation—Retirement Benefits," requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Under ASC Topic 715, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. The Company adopted the new authoritative accounting guidance under ASC Topic 715 on January 1, 2008 as a change in accounting principle through a cumulative-effect adjustment to retained earnings totaling $70 thousand.

(Dollars in Thousands, except share data)

FASB ASC Topic 820 "Fair Value Measurement" — In April 2009, the FASB issued new authoritative accounting guidance under ASC Topic 820 that provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly and also includes guidance on identifying circumstances that indicate a transaction is not orderly. The new guidance under ASC Topic 820 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is, between market participants at the measurement date under current market conditions with the assumption that the sale is not a forced liquidation or distressed sale. The new guidance under ASC Topic 820 was effective for fiscal years and interim periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The required disclosures are reported in Note 21 – Fair Value of Financial Instruments and Interest Rate Risk.

FASB ASC Topic 855, "Subsequent Events" — The Company adopted the new authoritative accounting guidance under ASC Topic 855, during the period ended June 30, 2009. ASC Topic 855 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. However, events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date shall not be recognized. The adoption of the guidance under ASC Topic 855 did not impact the Company's consolidated financial statements. Please see Note 25 "Subsequent Event" for a subsequent event disclosure included in the December 31, 2009 consolidated financial statements.

FASB ASC Topic 860, "Transfers and Servicing." — New authoritative accounting guidance under ASC Topic 860, "Transfers and Servicing," amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010 and is not expected to have a significant impact on the Company's consolidated financial statements.

Revisions

Certain amounts in the 2008 consolidated financial statements and notes have been reclassified to conform to the 2009 presentation. In particular, the Company has revised its consolidated financial statements as of December 31, 2008 to reflect $38.8 million in additional goodwill and additional paid-in capital. This adjustment relates to the measurement date used in order to calculate the proceeds exchanged in the merger of equals transaction between former VFG and FNB. Management became aware of the measurement date issue during the fourth quarter of 2009 subsequent to a routine examination of the 2008 purchase accounting workpapers. The purchase price was originally calculated under SFAS 141 using the closing per share price on February 27, 2008, the date the merger was consummated, due to the hostile nature of the acquisition caused by dissenters of the transaction. Management felt that this fact pattern was thought to support the closing date used to record the transaction. However, after careful consideration of all authoritative accounting guidance and consultations with our external audit firm, management concluded that an average of the closing price surrounding the announcement date of July 26, 2007 should have been used in order to calculate the sales proceeds under SFAS 141, which was the current authoritative guidance at the time of the merger. Changes to the December 31, 2008 consolidated balance sheet reflects an additional $38.8 million in both Goodwill and Additional paid-in capital. Corresponding adjustments in the 2008 consolidated statement of changes in stockholders' equity and consolidated statement of cash flows have also been made to reflect the higher value of the common stock issued in the merger and the noncash stock issued in association with the merger, respectively. This change had no effect on regulatory capital ratios.

Note 2. Business Combinations

On February 28, 2008, pursuant to the terms of the Agreement and Plan of Reorganization, dated as of July 26, 2007 (the "Merger Agreement"), by and between Virginia Financial Group, Inc. ("VFG") and FNB Corporation ("FNB"), each share of common stock of FNB outstanding was converted into 1.5850 shares of the Company's common stock. VFG as the surviving corporation, changed its name to StellarOne Corporation. The Company issued 11,746,272 shares or approximately $242 million of its common stock to FNB shareholders, based on 7,412,576 shares of FNB common stock outstanding as of February 27, 2008 and the closing price of the Company's common stock on the same date.

The merger transaction was accounted for under the purchase method of accounting and qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. The merger resulted in $99.5 million of goodwill and $8.6 million of core deposit intangibles. The goodwill acquired is not tax deductible. The core deposit intangible was based on an independent valuation and will be amortized over the estimated life of the core deposits of 7.75 years, based on undiscounted cash flows. A summary of the fair values of assets and liabilities acquired are as follows (In thousands):

Cash and cash equivalents	$ 45,146
Loans receivable, net of allowance for loan losses	1,070,023
Investment securities	202,538
Premises and equipment	48,090
Core deposit intangible	8,608
Goodwill	99,457
Other assets	62,975
Deposits	(1,213,949)
Borrowings	(52,598)
Other liabilities	(28,297)
Net assets acquired	$ 241,993

For the year ended December 31, 2008 the Company's consolidated financial statements include the results of operations of FNB only from the date of acquisition. The following unaudited summary presents the consolidated results of operations of the Company on a pro forma basis for the years ended December 31, 2008 and 2007, as if FNB had been acquired on January 1, 2008 and 2007 respectively. The pro forma summary information does not necessarily reflect the results of operations that would have occurred if the acquisition had occurred at the beginning of the periods presented, or of results which may occur in the future.

A summary of pro forma combined financial statements is as follows (In thousands):

	Year Ended December 31,	
	2008	2007
	(unaudited)	(unaudited)
Net interest income	$ 113,003	$ 120,431
Provision for credit losses	20,678	8,416
Non-interest income	26,507	31,175
Non-interest expense	93,822	94,609
Income before income taxes	25,010	48,581
Income taxes	8,241	15,055
Net income	$ 16,769	$ 33,526
Basic earnings per common share	$ 0.81	$ 1.62

(Dollars in Thousands, except share data)

Note 3. Participation in U.S. Treasury Capital Purchase Program "CPP"

On December 19, 2008, the Company issued 30,000 shares of preferred stock to the U.S. Treasury for $30 million pursuant to the CPP. Additionally, the Company issued 302,623 common stock warrants to the U.S. Treasury as a condition to its participation in the CPP. The warrants are immediately exercisable, expire 10 years from the date of issuance and have an exercise price of $14.87 per share. Proceeds from this sale of the preferred stock have been used for general corporate purposes, including supporting the continued, anticipated growth of the Company. The CPP preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% thereafter. The Company may redeem the preferred shares with the approval of the Federal Reserve during the first three years at par value plus accrued and unpaid dividends and thereafter without restriction.

A value of $1.9 million was assigned to the common stock warrants based on their relative fair value, accordingly, $28.1 million has been assigned to the Series A preferred stock. The discount will be accreted up to the redemption amount of $30 million over the next five years.

Note 4. Investment Securities

The amortized cost and estimated fair value of the securities being held to maturity, with gross unrealized gains and losses, as of December 31, 2009 and 2008, are as follows:

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and municipal	$ 426	$ 2	$ -	$ 428
Agency mortgage backed securities	21	1	-	22
Total	$ 447	$ 3	$ -	$ 450

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and municipal	$ 894	$ 3	$ -	$ 897
Agency mortgage backed securities	26	-	-	26
Total	$ 920	$ 3	$ -	$ 923

(Dollars in Thousands, except share data)

The amortized cost and estimated fair value of the securities being held to maturity as of December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	2009	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 426	$ 428
Due after five years through ten years	21	22
Total	$ 447	$ 450

Amortized cost and estimated fair value of securities available for sale, with gross unrealized gains and losses as of December 31, 2009 and 2008 are as follows:

	2009			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Estimated Fair Value**
U. S. Treasuries	**$ 20,168**	**$ 35**	**$ -**	**$ 20,203**
U. S. Government agencies	**62,612**	**823**	**(20)**	**63,415**
State and municipals	**109,431**	**3,921**	**(168)**	**113,184**
Corporate bonds	**6,560**	**374**	**-**	**6,934**
Collateralized mortgage obligations	**13,172**	**117**	**(263)**	**13,026**
Agency mortgage backed securities	**156,588**	**3,862**	**(863)**	**159,587**
Certificates of deposit	**685**	**-**	**-**	**685**
Equity securities	**1,484**	**7**	**(22)**	**1,469**
Other	**11**	**-**	**-**	**11**
Total	**$ 370,711**	**$ 9,139**	**$ (1,336)**	**$ 378,514**

	2008			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Estimated Fair Value**
U. S. Government agencies	$ 68,477	$ 1,107	$ (36)	$ 69,548
State and municipals	86,021	1,031	(287)	86,765
Corporate bonds	7,603	48	(189)	7,462
Collateralized mortgage obligations	12,375	7	(604)	11,778
Agency mortgage backed securities	145,321	3,587	(59)	148,849
Certificates of deposit	747	-	-	747
Equity securities	3,933	2	(1,920)	2,015
Other	9	-	-	9
Total	$ 324,486	$ 5,782	$ (3,095)	$ 327,173

The book value of securities pledged to secure deposits and for other purposes amounted to $155.4 million and $120.0 million at December 31, 2009 and 2008, respectively.

(Dollars in Thousands, except share data)

The amortized cost and estimated fair value of the securities available for sale as of December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

	2009	
	Amortized Cost	**Estimated Fair Value**
Due in one year or less	$ 44,988	$ 45,287
Due after one year through five years	93,209	95,662
Due after five years through ten years	69,250	71,287
Due after ten years	161,769	164,798
Equity securities	1,484	1,469
Other	11	11
Total	$ 370,711	$ 378,514

Proceeds from sales and calls of securities available for sale were $39.4 million, $27.2 million, and $5.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. Gross gains of $50 thousand, $558 thousand, and $114 thousand and gross losses of $5 thousand, $744 thousand, and $79 thousand were realized on these sales during 2009, 2008 and 2007, respectively. The tax provision (benefit) applicable to these net realized gains (losses) amounted to $16 thousand, $(31) thousand, and $12 thousand, respectively. There were no sales of securities held to maturity during 2009, 2008 or 2007.

Information pertaining to securities with gross unrealized losses at December 31, 2009, and 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position follows.

	Less than 12 months		**12 months or more**		**Total**	
Description of Securities	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**
2009						
U. S. Government Agencies	**$ 8,544**	**$ 20**	**$ -**	**$ -**	**$ 8,544**	**$ 20**
Agency mortgage backed securities	**45,487**	**863**	**-**	**-**	**45,487**	**863**
State and municipals	**7,624**	**141**	**879**	**27**	**8,503**	**168**
Collateralized mortgage obligations	**2,920**	**61**	**2,623**	**202**	**5,543**	**263**
Subtotal debt securities	**64,575**	**1,085**	**3,502**	**229**	**68,077**	**1,314**
Equity securities	**167**	**22**	**-**	**-**	**167**	**22**
Total temporarily impaired securities	**$ 64,742**	**$ 1,107**	**$ 3,502**	**$ 229**	**$ 68,244**	**$ 1,336**

	Less than 12 months		**12 months or more**		**Total**	
Description of Securities	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**	**Estimated Fair Value**	**Unrealized Losses**
2008						
U. S. Government Agencies	$ 2,779	$ 36	$ -	$ -	$ 2,779	$ 36
Agency mortgage backed securities	10,104	59	-	-	10,104	59
State and municipals	24,293	287	-	-	24,293	287
Corporate bonds	4,011	189	-	-	4,011	189
Collateralized mortgage obligations	9,439	604	-	-	9,439	604
Subtotal debt securities	50,626	1,175	-	-	50,626	1,175
Equity securities	1,203	814	572	1,106	1,775	1,920
Total temporarily impaired securities	$ 51,829	$ 1,989	$ 572	$ 1,106	$ 52,401	$ 3,095

(Dollars in Thousands, except share data)

There are a total of 8 securities that have unrealized losses greater than twelve months as of December 31, 2009, 2 municipal securities and 6 CMO securities. There are a total of 105 securities that have unrealized losses greater than twelve months as of December 31, 2008, 2 U.S. Agency securities, 36 U.S. Agency MBS securities, 43 municipal securities, 14 CMO securities, 4 corporate securities, one preferred stock security, and 5 common stock securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors which is mainly changes in market rates is recognized in other comprehensive income. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer; and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in cost.

As of December 31, 2009, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost given the current liquidity position. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe such securities are other-than-temporarily impaired due to reasons of credit quality.

The Company recorded an impairment charge of $2.5 million associated with equity securities classified as available for sale investments during 2009. In 2008 the Company recorded an impairment charge of $274 thousand associated with FNMA preferred stock. These impairment charges are included in Impairments of securities available for sale on the income statement.

Note 5. Loans

A summary of the balances of loans follows:

	December 31, 2009	December 31, 2008
Real estate loans:		
Construction and land development	$ 274,280	$ 358,587
Farmland	22,209	22,246
Secured by 1-4 family residential	785,385	764,811
Multifamily, nonresidential and junior liens	845,561	818,565
Commercial and industrial loans (except those secured by real estate)	211,903	225,637
Consumer installment loans	38,202	58,075
Deposit overdrafts	971	1,967
All other loans	7,027	13,403
Total loans	2,185,538	2,263,291
Deferred loan costs	969	1,295
Allowance for loan losses	(40,172)	(30,464)
Net loans	$ 2,146,335	$ 2,234,122

Concentrations of Credit - Most of the Company's lending activity occurs within Central and Southwest Virginia. The majority of the Company's loan portfolio consists of consumer and commercial real estate loans. As of December 31, 2009 and 2008, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

(Dollars in Thousands, except share data)

Note 6. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Balance, beginning of year	**$ 30,464**	$ 15,082	$ 14,500
Provisions for loan losses	**37,800**	20,787	2,040
Loans charged off	**(30,947)**	(18,191)	(1,762)
Recoveries	**2,855**	1,247	304
Net charge-offs	**(28,092)**	(16,944)	(1,458)
Allowance acquired via acquisition	**-**	11,539	-
Balance, end of year	**$ 40,172**	$ 30,464	$ 15,082

Information about impaired loans as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Impaired loans for which an allowance has been provided	**$ 45,895**	$ 34,055	$ 7,744
Impaired loans for which no allowance has been provided	**19,777**	24,650	3,087
Total impaired loans	**$ 65,672**	$ 58,705	$ 10,831
Allowance provided for impaired loans, included in the allowance for loan losses	**$ 8,357**	$ 5,503	$ 1,003
Average balance in impaired loans	**$ 57,949**	$ 47,756	$ 10,585
Interest income recognized on impaired loans	**$ 693**	$ 1,012	$ 716
Interest income recognized on a cash basis on impaired loans	**$ 368**	$ 1,264	$ 652

Because the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are subject to a restructuring agreement, some nonaccrual loans are not reviewed for impairment. Nonaccrual loans excluded from the impaired loan disclosure amounted to $18.7 million, $12.5 million and $2.1 million at December 31, 2009, 2008 and 2007, respectively. If interest on these loans had been accrued, such income would have approximated $472 thousand, $806 thousand and $107 thousand for each of the three years ended December 31, 2009, respectively.

There was $1.5 million and $781 thousand in loans past due greater than 90 days and still accruing interest for the years ended December 31, 2009 and 2008, respectively, and none for the year ended December 31, 2007.

Note 7. Goodwill and Core Deposit Intangibles

At December 31, 2009 and 2008 goodwill totaled $113.7 million and $113.4 million. The gross carrying amounts and accumulated amortization of core deposit intangibles as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	**$ 14,855**	**$ (6,447)**	$ 15,331	$ (5,065)

(Dollars in Thousands, except share data)

Amortization expense charged to operations was $1.7 million, $1.6 million and $646 thousand in 2009, 2008 and 2007, respectively.

The following table sets forth the actual and estimated pre-tax amortization expense of core deposit intangibles as of December 31, 2009:

2010	$ 1,440
2011	1,651
2012	1,549
2013	1,244
2014	1,200
Thereafter	1,324
	$ 8,408

Note 8. Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of bank premises, equipment and software follows:

	Estimated Useful Lives	2009	2008
Land	Indefinite	**$ 16,587**	$ 18,425
Buildings and leasehold improvements	Lease term - 39 years	**64,246**	64,049
Furniture, equipment and software	3 - 7 years	**39,373**	36,188
Construction in Progress	(1)	**1,697**	3,991
		$ 121,903	$ 122,653
Less accumulated depreciation and amortization		**38,357**	33,631
		$ 83,546	$ 89,022

(1) Construction in progress is not depreciated until placed in service.

Depreciation and amortization expense amounted to $6.3 million, $5.0 million, and $3.1 million in 2009, 2008 and 2007, respectively.

Note 9. Deposits

Deposits are summarized as follows at December 31, 2009 and 2008:

	Year Ended December 31,			
	2009		2008	
	Amount	**%**	Amount	%
Type of Account:				
Noninterest bearing	**$ 302,009**	**12.40%**	$ 307,621	13.24%
NOW	**583,989**	**23.97%**	528,386	22.74%
Money market	**377,867**	**15.51%**	213,826	9.20%
Savings	**197,763**	**8.12%**	187,448	8.07%
Time deposits	**974,492**	**40.00%**	1,085,827	46.75%
Total Deposits	**$ 2,436,120**	**100.00%**	$ 2,323,108	100.00%

(Dollars in Thousands, except share data)

The aggregate amount of time deposits in denominations greater than $100,000 at December 31, 2009 and 2008 was $320.2 million and $334.8 million, respectively.

At December 31, 2009, the scheduled maturities of time deposits were as follows:

2010	$ 710,391
2011	183,983
2012	49,094
2013	19,469
2014	11,555
Thereafter	-
	$ 974,492

Brokered certificates of deposit, consisting entirely of certificates of deposit originated through a Certificate of Deposit Account Registry Service "CDARS" program totaled $14.8 million and $21.0 million at December 31, 2009 and 2008, respectively.

Note 10. Federal Home Loan Bank Advances

The Company has advances outstanding with the Federal Home Loan Bank of Atlanta of $130 million at December 31, 2009 maturing through 2018. At December 31, 2009 and 2008, the interest rates on this debt ranged from 0.27% to 6.69% and from 0.46% to 6.69%, respectively. The weighted average interest rate at December 31, 2009 and 2008 was 3.53% and 3.34%, respectively. The average balance outstanding during 2009 and 2008 was $160.9 million and $205.8 million, respectively. The advance structures employed by the Company include $120 million in convertible credits, $5 million in fixed rate credits, and $5 million in adjustable rate credits. Each structure requires either quarterly interest payments, or monthly interest payments.

The banking subsidiary has available a $100 million line of credit with the Federal Home Loan Bank of Atlanta. Advances on the line are secured by securities and a blanket lien on StellarOne Bank's loan portfolio. The blanket lien covers one to four family dwelling loans, multifamily loans, and home equity loans. As of December 31, 2009, loans pledged as collateral totaled $515 million and consisted of one to four family, multifamily, and home equity loans.

At December 31, 2009, the contractual maturities of the advances are as follows:

Due in 2010	$ 45,000
Due in 2011	25,000
Due in 2012	5,000
Due in 2013	25,000
Due in 2014	-
Thereafter	30,000
Total	$ 130,000

Note 11. Subordinated Debt

The Company has two wholly-owned finance subsidiaries that were formed for the purpose of issuing redeemable Capital Securities (commonly referred to as subordinated debt) which are not consolidated.

(Dollars in Thousands, except share data)

In 2004, VFG Limited Liability Trust issued $20.0 million of trust preferred securities through a private transaction. The Trust issued $619 thousand in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest which adjusts, and is payable, quarterly. The interest rate at December 31, 2009 was 2.98%. The securities became redeemable at par beginning in June, 2009 and continue to be redeemable each quarterly anniversary of such date until the securities mature on June 17, 2034. The principal asset of the Trust is $20.6 million of the StellarOne Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

In 2003, FNB (VA) Statutory Trust II, issued $12.0 million of trust preferred securities through a private transaction. The Trust issued $372 thousand in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest which adjusts, and is payable, quarterly. The interest rate at December 31, 2009 was 3.35%. The securities became redeemable at par in June, 2008 and continue to be redeemable each quarterly anniversary of such date until the securities mature on June 26, 2033. The principal asset of the Trust is $12.4 million of the StellarOne Corporation's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Subordinated debt may be included in Tier 1 capital of the Company for regulatory capital adequacy determination purposes up to 25% of Tier I capital after its inclusion. The portion of the Subordinated debt not considered as Tier I capital may be included in Tier II capital. All outstanding subordinated debt as of both December 31, 2009 and 2008 was includable in Tier I capital.

The obligations of the Company with respect to the issuance of the capital securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the capital securities. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

Note 12. Short-Term Borrowings

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. Additional collateral may be required based on the fair value of the underlying securities. The outstanding balances at December 31, 2009 and 2008 were $782.9 thousand and $699.1 thousand, respectively, and were collateralized by investment securities controlled by the Company with a market value of $1.0 million and $2.0 million, respectively.

The Company, through its subsidiary bank, has uncollateralized, unused lines of credit totaling $89.0 million with nonaffiliated banks at December 31, 2009.

The average balance outstanding of short-term borrowings did not exceed 30 percent of stockholder's equity during the year ended December 31, 2009 and 2008.

(Dollars in Thousands, except share data)

Note 13. Stock-Based Compensation

Under the Company's incentive stock option plan, the Company may grant options to purchase common stock or restricted share awards to its directors, officers and employees of up to 1,125,000 newly issued shares of the Company's common stock. The Company's stock options typically have an exercise price equal to at least the fair value of the stock on the date of grant, and vest based on continued service with the Company for a specified period, generally from one to five years and will expire in no more than ten years after the date of grant.

At December 31, 2009, the Company has one stock-based employee compensation plan. Share-based compensation expense of $484 thousand, $1.3 million and $460 thousand in the aggregate was recognized for the years ended December 31, 2009, 2008 and 2007, respectively. Pursuant to meeting change in control provisions under equity compensation expense for both FNB and VFG, an acceleration adjustment of $1.3 million related to the merger is included in expense for the year ended December 31, 2008. The Company expenses the fair value of stock awards determined at the grant date on a straight-line basis over the vesting period of the award.

For the year ended December 31, 2009 and 2008 the Company recognized $59 thousand and $767 thousand, respectively, in compensation expense related to the vesting of stock options. A summary of the stock option plan at December 31, 2009, 2008 and 2007 and changes during the years ended on those dates is as follows:

	2009		2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**614,198**	**$ 18.58**	239,671	$ 23.37	193,616	$ 21.17
Acquired via merger	**-**	**-**	311,606	14.02	-	-
Granted	**17,392**	**12.78**	123,061	18.27	56,968	30.07
Forfeited	**(12,373)**	**16.61**	(4,893)	19.81	(4,680)	25.57
Expired	**(8,138)**	**22.92**	(22,936)	16.05	(3,033)	19.12
Exercised	**(36,033)**	**9.77**	(32,311)	10.68	(3,200)	9.73
Outstanding at end of year	**575,046**	**$ 18.93**	614,198	$ 18.58	239,671	$ 23.37
Exercisable at end of year	**470,991**		493,337		122,048	
Weighted-average fair value per option of options granted during the year	**$ 3.54**		$ 2.42		$ 5.54	

The aggregate intrinsic value of both the options outstanding and currently exercisable as of December 31, 2009 was $22 thousand. The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year ended December 31, 2009 and the exercise price, multiplied by the number of options outstanding). The weighted average remaining contractual life is 3.7 years with a weighted average exercise price of $19.24 for exercisable options at December 31, 2009.

As of December 31, 2009, there was $211 thousand of total unrecognized compensation expense related to nonvested options, respectively, which will be recognized over a weighted-average period of approximately 2.2 years.

The actual tax benefit realized for the tax deductions from option exercises under the Plan for the twelve months ended December 31, 2009, 2008 and 2007 was $65 thousand, $14 thousand and $4 thousand, respectively. The impact of these cash receipts is included in financing activities in the accompanying consolidated statements of cash flows.

(Dollars in Thousands, except share data)

The following table summarizes activity related to nonvested restricted shares:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value	Total Intrinsic Value
Nonvested at January 1, 2007	30,058	$ 24.03	$ 841
Granted	13,480	25.10	-
Vested	8,441	24.00	217
Forfeited	4,560	25.00	-
Nonvested at December 31, 2007	30,537	$ 24.37	$ 453
Acquired via merger	16,356	17.30	
Granted	35,701	16.31	
Vested	46,893	21.90	$ 795
Forfeited	300	15.65	
Nonvested at December 31, 2008	35,401	$ 16.31	$ 598
Granted	56,821	13.09	
Vested	20,029	16.26	$ 253
Forfeited	1,257	13.24	
Nonvested at December 31, 2009	70,936	$ 13.80	$ 707

The incentive stock option plan also allows for the issuance of restricted share awards. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions, generally three to five years from the date of grant. Restricted stock has dividend rights equal to the cumulative cash dividend accrued during the restriction period, which are paid during the vesting period. Restricted shares do not have the voting rights of common stock until the restriction expires and the shares are issued. The Company expenses the cost of the restricted stock awards, determined to be the fair value of the shares at the date of grant, ratably over the period of the restriction. Compensation expense associated with such awards amounted to $425 thousand, $913 thousand and $227 thousand for each of the three years ended December 31, 2009, 2008 and 2007, respectively. The Company had 70,936 shares of restricted stock awarded and nonvested at December 31, 2009 with total unrecognized compensation expense of $646 thousand, which will be recognized over a weighted-average period of approximately 2.2 years.

Note 14. Employee Benefit Plans

The Company and its banking subsidiary maintain several tax qualified and non-qualified employee benefit plans for employees, which are described below.

The Company has a noncontributory pension plan which conforms to the Employee Retirement Income Security Act of 1974 "ERISA". The amount of benefits payable under the plan is determined by an employee's period of credited service. The amount of normal retirement benefit will be determined based on a Pension Equity Credit formula. The employee receives credits based on their age and years of service. The plan provides for early retirement for participants with five years of service and the attainment of age 55. A participant who terminates employment with 2 or more years of service will be entitled to a benefit. The benefits are payable in single or joint/survivor annuities as well as a lump sum payment upon retirement or separation of service. The Company froze participation in this plan during 2002, and has approximately one hundred ten participants remaining in the plan. Additionally, the Company froze the pension plan at the current benefit levels as of December 31, 2008, at which time the accrual of future benefits for eligible employees ceased. All retirement benefits earned in the pension plan as of December 31, 2008 have been preserved and all participants are fully vested in their benefit.

(Dollars in Thousands, except share data)

All amounts related to the pension plan are included in the other asset line item on the balance sheet.

Prior to the merger and subsequent formation of the Company, FNB maintained a nonqualified post retirement benefit plan that contributed to the medical benefits of legacy FNB employees who retired prior to December 31, 2008. The Company froze participation in this plan during 2008 to include only participants that retired on or prior to December 31, 2008. These remaining participants are fully vested in their benefits. The accrual of future benefits for previously eligible participants ceased at this time and a gain of $1.3 million was recognized in conjunction with the curtailment of this plan during the year ended December 31, 2008. As of December 31, 2009 the remaining benefit obligation associated with this plan was $699 thousand.

Utilizing a measurement date of December 31, 2009 and 2008 for the 2009 and 2008 plan years, respectively, information about the pension plan follows:

	2009	2008
Change in Benefit Obligation		
Benefit obligation, beginning	**$ 3,355**	$ 4,296
Service cost	**-**	180
Interest cost	**214**	326
Actuarial loss	**518**	21
Benefits paid	**(409)**	(566)
Curtailment gain	**-**	(902)
Benefit obligation, ending	**$ 3,678**	$ 3,355
Change in Plan Assets		
Fair value of plan assets, beginning	**$ 4,315**	$ 4,535
Actual return (loss) on plan assets	**161**	(1,181)
Employer contributions	**-**	1,527
Benefits paid	**(409)**	(566)
Fair value of plan assets, ending	**$ 4,067**	$ 4,315
Funded status	**$ 389**	$ 960
Unrecognized net actuarial loss	**2,013**	1,416
Prepaid benefit cost included on balance sheet	**$ 2,402**	$ 2,376
Accumulated benefit obligation	**$ 3,678**	$ 3,355

(Dollars in Thousands, except share data)

	2009	2008
Amount Recognized in Consolidated Balance Sheets		
Funded status asset	**$ 389**	$ 960
Deferred tax asset	**705**	495
Accumulated other comprehensive income, net	**1,308**	921
Net amount recognized	**$ 2,402**	$ 2,376
Information for pension plans with a projected benefit obligation in excess of plan assets		
Projected benefit obligation	**$ 3,678**	$ 3,355
Accumulated benefit obligation	**$ 3,678**	$ 3,355
Fair value of plan assets	**$ 4,067**	$ 4,315

Components of Net Periodic Benefit Cost	2009	2008	2007
Service cost	**$ -**	$ 180	$ 173
Interest cost	**214**	326	266
Expected return on plan assets	**(346)**	(451)	(292)
Amortization of prior service cost	**-**	40	32
Recognized net actuarial gain	**107**	28	40
Amount recognized due to curtailment	**-**	(66)	-
Net periodic benefit (benefit) cost	**$ (25)**	$ 57	$ 219

Other changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:

	2009	2008
Net actuarial loss	**$ 457**	$ 1,074
Amortization of net gain	**(70)**	(18)
Amortization of prior benefit	**-**	(26)
Gain due to curtailment	**-**	(586)
Prior service cost	**-**	43
Accumulated other comprehensive income	**$ 387**	$ 487

(Dollars in Thousands, except share data)

Weighted-Average Assumptions for Benefit Obligation as of December 31,

	2009	2008
Discount Rate	**5.50%**	6.25%
Expected Return on Plan Assets	**4.00%**	8.50%
Rate of Compensation Increase	**N/A**	4.00%

The Company selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because the pension plan assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The pension plan's weighted average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Plan Assets	
Asset Category	**2009**	**2008**
Money Markets and Equivalents	**100%**	56%
Equity Securities	**0%**	39%
Debt Securities	**0%**	5%
Total	**100%**	100%

Historically, the long-term investment policy and strategies for the pension plan assets were best described as a capital growth and with current cash income strategy. The target allocation for equities was 75% of the total portfolio through the use of large and mid capitalization companies. The remaining asset allocation was to fixed income investments and money market funds. The portfolio was diversified by limiting the holding in any one equity issue to no more than 5% of total equities and one industry to no more than 25%. Asset allocations at December 31, 2009 and 2008 are materially different than that of the historical long-term investment strategy due to the current challenging economic conditions and the cessation of the accrual of plan benefits, which included moving all investments to cash equivalents in late 2009. All fixed income investments are rated as investment grade with the majority of the assets in corporate issues. The assets are managed by the Bank subsidiary's Wealth Management Division. The portfolio does not include any position in StellarOne Corporation. All categories of assets in the Company's pension plan at December 31, 2009 and 2008 were categorized as Level 1 when considering the valuation inputs within the fair value hierarchy established by FASB ASC Topic 820 (see Note 21 – Fair Value of Financial Instruments and Interest Rate Risk) utilized to measure fair value.

(Dollars in Thousands, except share data)

The Company does not anticipate making any contributions to the plan during 2010.

Estimated future benefit payments as appropriate, are as follows:

2010	$ 335
2011	198
2012	220
2013	305
2014	283
2015-2019	1,792
	$ 3,133

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive income as components of net periodic pension cost for fiscal year ended December 31, 2010 are $145 thousand and none, respectively.

Defined Contribution Plans

The Company has a non-qualified Directors Deferred Compensation Plan. This plan allows for the deferral of pre-tax income associated with payment of director fees. Directors may elect to defer all or a portion of their annual directors fees. Monthly board fees are contributed directly to a trust with various investment options, and are held until such time the director is entitled to receive a distribution.

During 2009 the Company had a 401 (k) Savings Plan eligible to legacy VFG employees with matching contributions equal to 100% of the first 4% of salary reduction contributions made by the employee. During 2008 and 2007 the contribution methodology was equal to 100% of the first 3% and 50% of the next 2% of salary reduction contributions made by the employee. The Company contributed a matching contribution of $630 thousand, $571 thousand, and $591 thousand for the three years ended December 31, 2009, respectively. In addition to matching contributions, the Company also makes an annual discretionary contribution. Annual discretionary contributions were $795 thousand, $588 thousand and $634 thousand for the three years ended December 31, 2009, respectively.

Additionally, during 2009 the Company had a 401(k) Savings Plan eligible to legacy FNB employees with matching contributions equal to 100% of the first 4% of salary reduction contributions made by the employee. During 2008 and 2007 the contribution methodology was equal to 200% of the first 1% and 100% of the next 2% of salary reduction contributions made by the employee. The Company contributed a matching contribution of $579 and $557 thousand for the years ended December 31, 2009 and 2008, respectively. Effective January 1, 2009 the FNB legacy 401(k) plan was amended to add a discretionary contribution provision similar to that in the Company plan referenced above. For the year ended December 31, 2009, the company made a discretionary contribution to the plan in the amount of $694 thousand.

During 2010 the Company intends to combine the legacy 401(k) plans into a single plan for all eligible StellarOne employees. Participation in the plan is eligible to all full-time employees with matching contributions equal to 100% of the first 4% of salary reduction contributions made by the employee.

Deferred Compensation Plan

The Company also has a non-qualified Executive Deferred Compensation Plan for key employees. Pursuant to the plan, the President and any other employees selected by the Board of Directors may defer receipt of a certain amount of pre-tax income and cash incentive compensation for a period of no less than three years or until retirement, subject to termination of employment or certain other events, including an imminent change in control. The Board may make contributions at its discretion. The balance in this plan is recorded in both other assets and other liabilities on the Company's consolidated balance sheet. The deferred compensation charged to expense totaled $56 thousand, $59 thousand, and $51 thousand for the three years ended December 31, 2009, respectively.

(Dollars in Thousands, except share data)

ESOP Plan

Prior to the merger and subsequent formation of the Company, FNB maintained an employee stock ownership plan for the benefit of certain employees the "FNB Corporation Employee Stock Ownership Plan and Trust". The plan was for the benefit of and covered all full-time employees and certain part-time employees following the completion of one year of service, the attainment of age 21 and meeting a predetermined minimum yearly hour requirement. On February 28, 2008 the Company became the Plan Sponsor as a result of the merger. The ESOP invests substantially in the Company's stock. The amount of shares allocated to each participant under the ESOP is based on a combination of the employee's annual compensation and years of service. As of December 31, 2009 587,033 shares were held by the ESOP with no shares being unearned or unreleased. Compensation expense related to the ESOP totaled $544 thousand for the year ended December 31, 2008 with none being recognized for the year ended December 31, 2009.

For purposes of EPS computations, ESOP shares are treated as outstanding if they have been allocated to participants, released, or committed to be released. Forfeited shares are used to restore forfeited amounts, correct errors and pay for Plan and Trust administrative expenses. Effective January 1, 2008 participation in the plan was limited to those who were qualified employees as of December 31, 2007. Beginning on January 1, 2009 contributions to the plan ceased and no further contributions shall be made to the Plan for plan years subsequent to the 2008 plan year. Due to the discontinuance of contributions to the Plan all shares became fully vested effective January 1, 2009.

Note 15. Income Taxes

The components of the net deferred tax asset (liability), included in the Consolidated Balance Sheets, are as follows:

	December 31,	
	2009	**2008**
Deferred tax assets:		
Allowance for loan losses	**$ 14,060**	$ 10,662
Nonaccrual loan interest	**620**	469
Deferred compensation and personnel liabilities	**1,409**	1,296
Pension liability	**677**	468
Accrued stock compensation	**515**	545
	17,281	13,440
Deferred tax liabilities:		
Merger related fair value adjustments	**7,257**	7,233
Accrued pension asset	**838**	830
Securities available for sale	**2,731**	940
Premises and equipment	**933**	1,123
Deferred gain on property exchange "like kind"	**404**	404
Goodwill	**2,026**	1,702
Core deposit intangible	**1,878**	2,333
Other	**332**	99
	16,399	14,664
Net deferred tax asset (liability)	**$ 882**	$ (1,224)

(Dollars in Thousands, except share data)

Income tax expense charged to operations for the years ended December 31, 2009, 2008 and 2007 consists of the following:

	2009	2008	2007
Current tax (benefit) expense	$ (4,399)	$ 1,121	$ 6,120
Deferred tax (benefit) expense	(3,195)	2,527	733
	$ (7,594)	$ 3,648	$ 6,853

Income tax (benefit) expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

	2009		2008		2007	
	Amount	Rate	Amount	Rate	Amount	Rate
Computed "expected" tax (benefit) expense	$ (5,643)	-35.0%	$ 4,571	35.0%	$ 8,349	35.0%
Increase (decrease) in income taxes resulting from:						
Tax-exempt interest income, net	(1,354)	-9.1%	(1,238)	-9.5%	(1,217)	-5.1%
Earnings on cash surrender value, BOLI	(471)	-2.7%	(403)	-3.1%	(177)	-0.7%
Nondeductible merger expenses	-	-	412	3.2%	55	0.2%
Other	(126)	-0.3%	306	2.3%	(157)	-0.5%
	$ (7,594)	-47.1%	$ 3,648	27.9%	$ 6,853	28.7%

The Company and its subsidiaries are subject to U.S. federal income tax as well as to Virginia bank franchise taxes. The Company has concluded all U.S. federal income tax matters for years through 2004, including acquisitions.

Note 16. Related Party Transactions

In the ordinary course of business, the Bank grants loans to principal officers, directors and subsidiaries of the Company.

Aggregate loan transactions with related parties were as follows:

	2009	2008
Beginning balance	$ 15,001	$ 13,288
New loans	9,904	18,955
Repayments	(11,640)	(17,242)
Ending balance	$ 13,265	$ 15,001

Total related party deposits held at the Company's banking subsidiary were $6.0 million and $9.4 million at December 31, 2009 and 2008, respectively.

Note 17. (Loss) Earnings Per Common Share

The following shows the weighted average number of shares used in computing earnings per common share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on (loss) income available to common stockholders.

(Dollars in thousands, except per share information)	2009	2008	2007
(Loss) earnings per common share			
Net (loss) income	**$ (8,530)**	$ 9,411	$ 17,002
Preferred stock dividends and accretion	**(1,834)**	(53)	-
Net (loss) income available to common shareholders	**(10,364)**	9,358	17,002
Weighted average common shares issued and outstanding	**22,644,931**	20,725,650	10,793,177
(Loss) earnings per common share	**$ (0.46)**	$ 0.45	$ 1.58
Diluted (loss) earnings per common share			
Net (loss) income available to common shareholders	**$ (10,364)**	$ 9,358	$ 17,002
Weighted average common shares issued and outstanding	**22,644,931**	20,725,650	10,793,177
Restricted stock	**-**	19,380	4,489
Stock options	**-**	49,097	19,461
Total diluted weighted average common shares issued and outstanding	**22,644,931**	20,794,127	10,817,127
Diluted (loss) earnings per common share	**$ (0.46)**	$ 0.45	$ 1.57

Due to the loss available to common shareholders during the year ended December 31, 2009 all unvested restricted stock and stock options would have been anti-dilutive and were not included in the calculation for 2009. Stock options and restricted stock representing 349,559 and 196,289 shares at December 31, 2008 and 2007, respectively, were not included in the calculation of earnings per common share as their effect would have been anti-dilutive. Additionally, at both December 31, 2009 and 2008 outstanding warrants to purchase 302,623 shares of common stock associated with the U.S. Treasury Capital Purchase Program, were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations.

Note 18. Commitments and Contingent Liabilities

The Company has noncancellable leases covering certain premises and equipment, primarily for facilities.

Total rent expense applicable to operating leases was $1.9 million, $1.7 million and $764 thousand for 2009, 2008 and 2007, respectively, and was included in occupancy expense.

The following is a schedule by year of future minimum lease requirements required under the long-term noncancellable lease agreements:

2010	$ 1,691
2011	1,580
2012	1,371
2013	1,273
2014	853
Thereafter	3,015
Total	$ 9,783

(Dollars in Thousands, except share data)

There are no material proceedings to which the Company or our subsidiary are a party or by which, to the Company's knowledge, we, or our subsidiary, are threatened. All legal proceedings presently pending or threatened against the Company or our subsidiary involve routine litigation incidental to the business of the Company or the subsidiary involved and are not material in respect to the amount in controversy.

In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

See Note 20 with respect to financial instruments with off-balance sheet risk.

Note 19. Restrictions on Transfers to Parent

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the subsidiary bank to the Company. Prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year plus retained net profits for the preceding two years. During 2009, the banking subsidiary paid $5.5 million in dividends to the Company. As of January 1, 2010, the aggregate amount of additional unrestricted funds, which could be transferred from the bank subsidiary to the Company without prior regulatory approval totaled $2.9 million or 0.7% of consolidated net assets. Loans and advances are limited to 10% of the Banks' common stock and capital surplus. As of December 31, 2009, funds available for loans or advances by the Bank to the Company, which is limited by the amount of collateral the Company has available to pledge, were approximately $14.6 million. In addition, dividends paid by the subsidiary bank to the Company would also be prohibited if the effect thereof would cause the subsidiary bank's capital to be reduced below applicable minimum capital requirements.

Note 20. Financial Instruments with Off-Balance-Sheet Risk

The Corporation, through its banking subsidiary, is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

At December 31, 2009 and 2008 the following financial instruments were outstanding whose contract amounts represent credit risk:

	2009	2008
Commitments to extend credit	**$ 511,589**	$ 543,460
Standby letters of credit	**52,870**	48,260
Mortgage loans sold with potential recourse	**302,006**	137,262

(Dollars in Thousands, except share data)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and do not always contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments, if deemed necessary.

The Corporation, through its banking subsidiary, originates loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2009, the Corporation originated $578 million and sold $557 million to investors, compared to $112 million originated and $119 million sold in 2008. Most contracts with investors contain certain recourse language which may vary from 90 days up to twelve months. The Corporation may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. Mortgages subject to recourse are collateralized by single family residences, have loan-to-value ratios of 80% or less, or have private mortgage insurance or are insured or guaranteed by an agency of the United States government. At December 31, 2009, the Corporation had locked-rate commitments to originate mortgage loans amounting to approximately $42 million and loans held for sale of $44 million. The Corporation has entered into commitments, on a best-effort basis to sell loans of approximately $86 million. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any counterparty to fail to meet its obligations.

The Corporation maintains cash accounts in other commercial banks. The amount on deposit at December 31, 2009 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $132 thousand.

Note 21. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. These levels are:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value. The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter and based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects changes in classifications between levels will be rare.

Securities: Investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relaying on the securities' relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities, and money market funds. Level 2 securities include U.S. Agency securities, mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans held for sale: The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2.

Loans: The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Foreclosed assets: Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at net realizable value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Deferred compensation plans: Liabilities associated with deferred compensation plans are recorded at fair value on a recurring basis as Level 1 based on the fair value of the underlying securities. Fair value measurement is based upon the fair value of the securities as described above.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 are summarized below (In thousands).

	Total	Level 1 (Quoted Prices)	Level 2 (Significant Other Observable Inputs)	Level 3 (Significant Unobservable Inputs)
Investment securities available-for-sale	$378,514	$ 21,682	$ 356,832	$ -
Total assets at fair value	$378,514	$ 21,682	$ 356,832	$ -
Other liabilities [(1)]	$ 2,882	$ 2,882	$ -	$ -
Total liabilities at fair value	$ 2,882	$ 2,882	$ -	$ -

[(1)] Includes liabilities associated with deferred compensation plans.

Assets and Liabilities Measured on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis as of December 31, 2009 are included in the table below (In thousands).

	Total	Level 1	Level 2	Level 3
	Total	(Quoted Prices)	(Significant Other Observable Inputs)	(Significant Unobservable Inputs)
Loans - impaired loans	$ 65,672	$ -	$ 22,182	$ 43,490
Loans held for sale - mortgage	44,165	-	44,165	-
Loans held for sale - other assets	936	-	-	936
Foreclosed assets	4,505	-	-	4,505
Total assets at fair value	$115,278	$ -	$ 66,347	$ 48,931
Total liabilities at fair value	$ -	$ -	$ -	$ -

The Company had no recurring level 3 assets or liabilities at any time during 2009.

The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The methodologies for other financial assets and financial liabilities are discussed below:

Loans

For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair values are based on carrying values. The fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered. An overall valuation adjustment is made for specific credit risks as well as general portfolio credit risk.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

(Dollars in Thousands, except share data)

Federal Home Loan Bank Advances
The fair values of the Company's Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Subordinated Debt
The values of the Company's subordinated debt is variable rate instruments that reprice on a quarterly basis, therefore, carrying value is adjusted for the three month repricing lag in order to approximate fair value.

Off-Balance-Sheet Financial Instruments
The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

At December 31, 2009, and 2008, the fair value of loan commitments and stand-by letters of credit was immaterial.

The estimated fair values of the Company's financial instruments are as follows:

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 112,926	$ 112,926	$ 115,529	$ 115,529
Investment securities	378,961	378,964	328,093	328,096
Mortgage loans held for sale	44,165	44,165	15,847	15,847
Loans, net	2,146,335	1,917,338	2,234,122	2,248,579
Accrued interest receivable	9,459	9,459	10,230	10,230
Financial liabilities:				
Deposits	$ 2,436,120	$ 2,446,354	$ 2,323,108	$ 2,340,791
Federal funds purchased and securities sold under agreements to repurchase	783	783	699	699
Federal Home Loan Bank advances	130,000	134,321	187,700	195,955
Subordinated debt	32,991	32,807	32,991	33,086
Accrued interest payable	3,626	3,626	5,476	5,476

(Dollars in Thousands, except share data)

Note 22. Regulatory Matters

The Company (on a consolidated basis) and the subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and subsidiary banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action under FDICIA, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2009 and 2008, the Company and the subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Reserve Bank and the Federal Deposit Insurance Corporation categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the institution's category.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total Capital (to Risk Weighted Assets):						
Consolidated	**$ 361,148**	**14.46%**	**$ 199,766**	**8.00%**	**N/A**	**N/A**
StellarOne Bank	**$ 310,595**	**12.52%**	**$ 198,402**	**8.00%**	**$ 248,003**	**10.00%**
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	**$ 329,824**	**13.21%**	**$ 99,883**	**4.00%**	**N/A**	**N/A**
StellarOne Bank	**$ 279,481**	**11.27%**	**$ 99,201**	**4.00%**	**$ 148,802**	**6.00%**
Tier 1 Capital (to Average Assets):						
Consolidated	**$ 329,824**	**11.34%**	**$ 116,348**	**4.00%**	**N/A**	**N/A**
StellarOne Bank	**$ 279,481**	**9.67%**	**$ 115,590**	**4.00%**	**$ 144,488**	**5.00%**
As of December 31, 2008:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 374,976	15.37%	$ 195,224	8.00%	N/A	N/A
StellarOne Bank	$ 321,089	13.29%	$ 193,280	8.00%	$ 241,600	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 344,802	14.13%	$ 97,612	4.00%	N/A	N/A
StellarOne Bank	$ 290,886	12.04%	$ 96,640	4.00%	$ 144,960	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 344,802	12.00%	$ 114,976	4.00%	N/A	N/A
StellarOne Bank	$ 290,886	10.19%	$ 114,149	4.00%	$ 142,686	5.00%

(Dollars in Thousands)

Note 23. Parent Company Only Financial Statements

STELLARONE CORPORATION
(Parent Company Only)

Balance Sheets
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and due from banks	$ 32,362	$ 33,338
Securities available for sale	608	1,352
Investment in subsidiaries	405,683	414,492
Premises and equipment, net	6,685	7,063
Bank owned life insurance	4,298	4,103
Deferred income tax asset	653	578
Other assets	7,571	11,025
Total assets	$ 457,860	$ 471,951
Liabilities		
Subordinated debt	$ 32,991	$ 32,991
Other liabilities	4,084	5,404
Total liabilities	37,075	38,395
Stockholders' Equity		
Preferred stock	28,398	28,121
Common stock	22,661	22,605
Additional paid-in capital	268,965	268,293
Retained earnings	96,947	113,661
Accumulated other comprehensive income, net	3,814	876
Total stockholders' equity	420,785	433,556
Total liabilities and stockholders' equity	$ 457,860	$ 471,951

(Dollars in Thousands)

STELLARONE CORPORATION
(Parent Company Only)

Statements of Income
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Income			
Dividends from subsidiaries	$ 5,500	$ 18,000	$ 13,950
Interest on investments			
Taxable	38	966	2,869
Nontaxable	-	169	334
Dividends	5	24	45
Management fee income	26,729	26,030	14,168
Gains (losses) on sale of fixed assets	9	(22)	(78)
(Losses) gains on sale of securities	-	185	67
Impairments of equity securities available for sale	(2,320)	-	-
Miscellaneous income	645	352	469
Total income	30,606	45,704	31,824
Expenses			
Compensation and employee benefits	16,251	18,370	9,655
Supplies and equipment	3,899	3,085	1,573
Professional fees	2,316	1,342	658
Director fees	220	352	263
Interest	1,257	2,595	4,824
Other operating expenses	5,771	7,715	2,581
Total expenses	29,714	33,459	19,554
Income before income tax benefit and undistributed equity in subsidiary	892	12,245	12,270
Income tax benefit	1,689	1,141	711
Income before undistributed equity in subsidiary	2,581	13,386	12,981
Undistributed equity in subsidiary	(11,111)	(3,975)	4,021
Net (loss) income	$ (8,530)	$ 9,411	$ 17,002
Basic net (loss) income per common share available to common shareholders	$ (0.46)	$ 0.45	$ 1.58
Diluted net (loss) income per common share available to common shareholders	$ (0.46)	$ 0.45	$ 1.57

(Dollars in Thousands)

STELLARONE CORPORATION
(Parent Company Only)

Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities			
Net (loss) income	$ (8,530)	$ 9,411	$ 17,002
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,809	1,622	876
Deferred tax (benefit) expense	(417)	49	(52)
Employee benefit plan (benefit) expense	(19)	14	54
Stock-based compensation expense	484	1,381	499
(Gains) losses on sale of premises and equipment	(9)	22	78
Gain on sales of securities available for sale	-	(185)	(67)
Impairments of equity securities available for sale	2,320	-	-
Amortization of security premiums and accretion of discounts, net	33	1	(111)
Equity in undistributed income of subsidiary(ies)	11,111	3,975	(4,021)
Income on bank owned life insurance	(195)	(192)	(181)
Decrease (increase) in taxes receivable	-	481	(170)
Decrease (increase) in accrued interest receivable	-	552	(19)
Decrease (increase) in other assets	1,999	556	(1,586)
Decrease in other liabilities	(1,320)	(2,273)	(905)
Net cash provided by operating activities	7,266	15,414	11,397
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	-	185	-
Proceeds from maturities and principal payments of securities available for sale	-	54,286	38,818
Purchase of securities available for sale	(2)	(4)	(53,439)
Purchase of premises and equipment	(1,476)	(1,897)	(1,788)
Proceeds from sale of premises and equipment	21	43	1
Proceeds from the sale of investment	631	-	-
Cash acquired in merger	-	5,615	-
Net cash (used) provided by investing activities	(826)	58,228	(16,408)
Cash Flows from Financing Activities			
Net (decrease) increase in commercial paper	-	(68,745)	10,113
Proceeds from issuance of preferred stock	-	30,000	-
Proceeds from exercise of stock options	351	339	31
Payment of preferred stock issuance costs	(57)	-	-
Cash dividends paid	(7,710)	(12,614)	(6,917)
Net cash (used) provided by financing activities	(7,416)	(51,020)	3,227
(Decrease) increase in cash and cash equivalents	(976)	22,622	(1,784)
Cash and Cash Equivalents			
Beginning	33,338	10,716	12,500
Ending	$ 32,362	$ 33,338	$ 10,716

(Dollars in Thousands)

Note 24. Unaudited Interim Financial Information

The results of operations for each of the quarters during the two years ended December 31, 2009 and 2008 are summarized below:

	2009 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Interest income	$ 35,979	$ 35,191	$ 34,433	$ 34,106
Interest expense	13,580	13,259	12,473	11,200
Net interest income	22,399	21,932	21,960	22,906
Provision for loan losses	7,750	6,500	20,050	3,500
Total net interest income after provision	14,649	15,432	1,910	19,406
Non interest income	7,129	7,814	5,900	5,540
Non interest expense	22,224	24,057	22,748	24,875
(Loss) income before income taxes	(446)	(811)	(14,938)	71
Provision for income (benefit) taxes	(592)	(485)	(6,043)	(474)
Net income (loss)	$ 146	$ (326)	$ (8,895)	$ 545
Preferred stock dividends	(370)	(374)	(378)	(378)
Accretion of preferred stock discount	(74)	(85)	(86)	(88)
Net (loss) income available to common shareholders	$ (298)	$ (785)	$ (9,359)	$ 79
Net loss per share				
basic	$ (0.01)	$ (0.03)	$ (0.42)	$ -
diluted	$ (0.01)	$ (0.03)	$ (0.42)	$ -

	2008 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
Interest income	$ 30,628	$ 44,052	$ 41,938	$ 39,618
Interest expense	13,113	14,719	15,120	14,869
Net interest income	17,515	29,333	26,818	24,749
Provision for loan losses	953	2,835	6,000	11,000
Total net interest income after provision	16,562	26,498	20,818	13,749
Non interest income	5,165	7,647	5,084	6,396
Non interest expense	19,038	24,609	23,159	22,054
Income (loss) before income taxes	2,689	9,536	2,743	(1,909)
Provision for income taxes (benefit)	602	3,396	714	(1,064)
Net income (loss)	$ 2,087	$ 6,140	$ 2,029	$ (845)
Preferred stock dividends	-	-	-	(53)
Net loss available to common shareholders	$ 2,087	$ 6,140	$ 2,029	$ (898)
Net income (loss) per share				
basic	$ 0.14	$ 0.27	$ 0.09	$ (0.04)
diluted	$ 0.14	$ 0.27	$ 0.09	$ (0.04)

Note 25. Subsequent Event

On January 15, 2010, StellarOne Corporation's subsidiary, StellarOne Bank, completed the sale of a financial service center located in Farmville, Virginia to The Farmers Bank of Appomattox, with principal offices located in Appomattox, Virginia. The Farmers Bank of Appomattox assumed the deposits and fixed assets and paid the Company a premium on the outstanding deposits. StellarOne Bank retained the outstanding loans while total deposits transferred to The Farmers Bank of Appomattox totaled approximately $15.0 million. Management anticipates recognizing a pre-tax gain of approximately $740 thousand in connection with this transaction.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of December 31, 2009 the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and regulations and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company or its subsidiaries to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting.

There has been no change in the Company's internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Directors of
StellarOne Corporation and subsidiaries

We have audited StellarOne Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). StellarOne Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on StellarOne Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, StellarOne Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of StellarOne Corporation and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 10, 2010 expressed an unqualified opinion on those financial statements.

GRANT THORNTON LLP

Raleigh, North Carolina
March 10, 2010

Item 9B. OTHER INFORMATION

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the directors of the Company is contained in the Company's 2010 Proxy Statement under the caption, "Election of Directors", and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is contained in the 2010 Proxy Statement under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. Information with respect to the Company's Audit and Compliance Committee, its audit committee financial expert and executive officers are contained in the Company's 2010 Proxy Statement under the caption "Corporate Governance and Other Matters," and is incorporated herein by reference.

The Company has adopted a code of ethics for its principal executive officer and chief financial officer as well as a Directors Code of Professional Conduct for its directors. These documents can be found under corporate "Investor Relations - Governance Documents" at *http://www.stellarone.com.* Stockholders may request a free printed copy of each from:

StellarOne Corporation
Attention: Investor Relations
590 Peter Jefferson Parkway, Suite 250
Charlottesville, Virginia 22911

Audit and Compliance Committee Financial Expert

The Board of Directors has determined that Jan S. Hoover, Vice Chairperson of the Audit and Compliance Committee, is a financial expert and is independent under the rules of the Securities Exchange Act of 1934 and NASDAQ Stock Market, Inc. as currently in effect.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive and director compensation is set forth under the caption "Executive Compensation" in the 2010 Proxy Statement, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security interest of certain beneficial owners and management is set forth under the caption "Stock Ownership of Directors and Executive Officers" in the 2010 Proxy Statement, and is incorporated herein by reference. The information in the 2010 Proxy Statement under the caption "Securities Authorized for Issuance under Equity Compensation Plans" is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is set forth under "Certain Relationships and Related Transactions" in the 2010 Proxy Statement, and is incorporated herein by reference. Information on director independence is set forth under "Director Independence" section in the 2010 Proxy Statement, and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal auditor fees and services is set forth under "Principal Accountant Fees and Services" in the 2010 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(a)(1) Financial Statements

The financial statements are filed as part of this report under Item 8 – "Financial Statements and Supplementary Data."

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are either filed as part of this Report or are incorporated herein by reference:

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Reorganization, dated as of July 26, 2007, between Virginia Financial Group, Inc. and FNB Corporation. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on July 30, 2007)
3.1	Articles of Incorporation of StellarOne Corporation, as amended.
3.2	Bylaws of StellarOne Corporation, as amended and restated February 28, 2008. (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed on February 28, 2008)
4.1	Warrant to Purchase up to 302,623 shares of Common Stock. (incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 23, 2008)
10.1	Employment Agreement between StellarOne Corporation and William P. Heath, Jr., dated August 28, 2007. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on September 4, 2007)
10.2	Employment Agreement between StellarOne Corporation and O. R. Barham, Jr., dated August 28, 2007. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on September 4, 2007)
10.3	Employment Agreement between StellarOne Corporation and Litz H. Van Dyke, dated August 28, 2007. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on September 4, 2007)
10.4	Employment Agreement between StellarOne Corporation and Jeffrey W. Farrar, dated August 28, 2007. (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on September 4, 2007)

Exhibit No.	Description of Exhibit
10.5	Employment Agreement between StellarOne Corporation and Gregory W. Feldmann, dated August 28, 2007. (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed on September 4, 2007)
10.7	StellarOne Corporation Stock Incentive Plan, dated January 18, 2002. (incorporated by reference to Exhibit 99.0 to Form S-8 filed on February 26, 2002)
10.8	Non-Qualified Directors Deferred Compensation Plan. (incorporated by reference to Exhibit 10.9 to Form 10-K filed on March 15, 2005)
10.9	Non-Qualified Executive Deferred Compensation Plan. (incorporated by reference to Exhibit 10.10 to Form 10-K filed on March 15, 2005)
10.10	StellarOne Corporation Executive Incentive Plan dated March 1, 2005. (incorporated by reference to Exhibit 10.11 to Form 10-K filed on March 15, 2005)
10.11	Schedule of StellarOne Corporation Non-Employee Directors' Annual Compensation. (incorporated by reference to the 2010 Proxy Statement)
10.12	Schedule of 2009 Base Salaries for Named Executive Officers of StellarOne Corporation. (incorporated by reference to the 2010 Proxy Statement)
10.13	Letter Agreement, dated December 19, 2008, including the Securities Purchase Agreement – Standard Terms incorporated by reference therein, between the Company and the United States Department of the Treasury. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 23, 2008)
11.0	Computation of per share earnings, incorporated by reference to note 1 of the consolidated financial statements incorporated by reference herein.
21.0	Subsidiary of Registrant.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.0	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Certification of Chief Executive Officer pursuant to Section 111 (b)(4) of the Emergency Economic Stabilization Act of 2008.
99.2	Certification of Chief Financial Officer pursuant to Section 111 (b)(4) of the Emergency Economic Stabilization Act of 2008.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

StellarOne Corporation
Charlottesville, Virginia

/s/ O.R. Barham, Jr.
O.R. Barham, Jr.
President and Chief Executive Officer
Date: March 11, 2010

StellarOne Corporation
Charlottesville, Virginia

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Executive Vice President and Principal Accounting Officer
Date: March 11, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated below.

/s/ Raymond D. Smoot, Jr. Raymond D. Smoot, Jr.	Chairman of the Board of Directors	March 11, 2010
/s/ O.R. Barham, Jr. O.R. Barham, Jr.	President and Chief Executive Officer	March 11, 2010
/s/ Jeffrey W. Farrar Jeffrey W. Farrar	Executive Vice President and Principal Accounting Officer	March 11, 2010
/s/ Lee S. Baker Lee S. Baker	Director	March 11, 2010
/s/ H.C. Stuart Cochran H.C. Stuart Cochran	Director	March 11, 2010
/s/ Glen C. Combs Glen C. Combs	Director	March 11, 2010
/s/ Beverly E. Dalton Beverly E. Dalton	Director	March 11, 2010
/s/ Gregory L. Fisher Gregory L. Fisher	Director	March 11, 2010
/s/ Christopher M. Hallberg Christopher M. Hallberg	Director	March 11, 2010
/s/ F. Courtney Hoge F. Courtney Hoge	Director	March 11, 2010

/s/ Jan S. Hoover Jan S. Hoover	Director	March 11, 2010
/s/ Steven D. Irvin Steven D. Irvin	Director	March 11, 2010
/s/ P. William Moore, Jr. P. William Moore, Jr.	Director	March 11, 2010
/s/ Alan W. Myers Alan W. Myers	Director	March 11, 2010
/s/ Harold K. Neal Harold K. Neal	Director	March 11, 2010
/s/ H. Wayne Parrish H. Wayne Parrish	Director	March 11, 2010
/s/ Charles W. Steger Charles W. Steger	Director	March 11, 2010
/s/ Joe J. Thompson Joe J. Thompson	Director	March 11, 2010
/s/ Keith L. Wampler Keith L. Wampler	Director	March 11, 2010
/s/ Jon T. Wyatt Jon T. Wyatt	Director	March 11, 2010

Exhibit 31.1

CERTIFICATIONS

I, O.R. Barham, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of StellarOne Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010

/s/ O. R. Barham, Jr.
O.R. Barham, Jr.
President & Chief Executive Officer

Exhibit 31.2

I, Jeffrey W. Farrar, certify that:

1. I have reviewed this annual report on Form 10-K of StellarOne Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar, CPA
Executive Vice President and Chief Financial Officer

Exhibit 32
Section 1350 Certifications

Certification of Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, as the Chief Executive Officer and Chief Financial Officer of StellarOne Corporation, respectively, certify that the Annual Report on Form 10-K for the year ended December 31, 2009, which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of StellarOne Corporation

Date: March 11, 2010

/s/ O. R. Barham, Jr.
President and Chief Executive Officer

Date: March 11, 2010

/s/ Jeffrey W. Farrar
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to StellarOne Corporation and will be retained by StellarOne Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

Certification of Chief Executive Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

"I, O.R. Barham, Jr., certify, based on my knowledge, that:

(i) The compensation committee of StellarOne Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to StellarOne Corporation;

(ii) The compensation committee of StellarOne Corporation has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of StellarOne Corporation and has identified any features of the employee compensation plans that pose risks to StellarOne Corporation and has limited those features to ensure that StellarOne Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of StellarOne Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of StellarOne Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of StellarOne Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of StellarOne Corporation; (B) Employee compensation plans that unnecessarily expose StellarOne Corporation to risks; and (C) Employee compensation plans that could encourage the manipulation of reported earnings of StellarOne Corporation to enhance the compensation of an employee;

(vi) StellarOne Corporation has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) StellarOne Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) StellarOne Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP;

(ix) StellarOne Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) StellarOne Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) StellarOne Corporation will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) StellarOne Corporation will disclose whether StellarOne Corporation, the Board of Directors of StellarOne Corporation, or the compensation committee of StellarOne Corporation has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) StellarOne Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) StellarOne Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between StellarOne Corporation and Treasury, including any amendments;

(xv) StellarOne Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and".

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (*See,* for example 18 U.S.C. 1001.)"

Date: March 11, 2010

/s/ O.R. Barham, Jr.
O. R. Barham, Jr.
Chief Executive Officer

Exhibit 99.2

Certification of Chief Financial Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

"I, Jeffrey W. Farrar certify, based on my knowledge, that:

(i) The compensation committee of StellarOne Corporation has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and employee compensation plans and the risks these plans pose to StellarOne Corporation;

(ii) The compensation committee of StellarOne Corporation has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of StellarOne Corporation and has identified any features of the employee compensation plans that pose risks to StellarOne Corporation and has limited those features to ensure that StellarOne Corporation is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of StellarOne Corporation to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of StellarOne Corporation will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of StellarOne Corporation will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in (A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of StellarOne Corporation; (B) Employee compensation plans that unnecessarily expose StellarOne Corporation to risks; and (C) Employee compensation plans that could encourage the manipulation of reported earnings of StellarOne Corporation to enhance the compensation of an employee;

(vi) StellarOne Corporation has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) StellarOne Corporation has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) StellarOne Corporation has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP;

(ix) StellarOne Corporation and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) StellarOne Corporation will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) StellarOne Corporation will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) StellarOne Corporation will disclose whether StellarOne Corporation, the Board of Directors of StellarOne Corporation, or the compensation committee of StellarOne Corporation has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) StellarOne Corporation has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) StellarOne Corporation has substantially complied with all other requirements related to employee compensation that are provided in the agreement between StellarOne Corporation and Treasury, including any amendments;

(xv) StellarOne Corporation has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and".

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both. (*See,* for example 18 U.S.C. 1001.)"

Date: March 11, 2010

/s/ Jeffrey W. Farrar
Jeffrey W. Farrar
Chief Financial Officer

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Investor Information

Investor Relations

Shareholders, analysts, and others seeking information about StellarOne Corporation are invited to contact:

Christine L. Lewis
Investor Relations Officer and Corporate Secretary
(540) 382-6042
(540) 381-6768 (Fax)
clewis@StellarOne.com

Copies of the Company's earnings releases and other financial publications, including the Annual Report on SEC Form 10-K filed with the U.S. Securities and Exchange Commission, are available without charge upon request.

Information about the Company's financial performance may also be found at **www.StellarOne.com** under "Investor Relations." Earnings releases, dividend announcements, and other press releases are typically available at this site within 10 minutes of issuance. In addition, shareholders wishing to receive e-mail notification each time a news release, corporate event, or SEC filing has been posted may arrange to do so by visiting the web site and following the instructions listed under "E-mail Notification."

Shareholder Account Inquiries

To expedite changes of address, the transfer of shares, the consolidation of accounts, or the replacement of stock certificates or dividend checks, shareholders are asked to contact the Company's stock registrar, transfer agent, and dividend disbursement agent directly:

Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
info@rtco.com
www.rtco.com

In all correspondence with Registrar and Transfer Company, be sure to mention StellarOne Corporation and to provide your name as it appears on your stock certificate, along with your social security number, daytime phone number, and current address.

In addition, individual investors may report a change of address, request a shareholder account transcript, place a stop on a certificate, or obtain a variety of forms, including a duplicate 1099, by logging onto **www.rtco.com** and clicking on "Investor Services."

Dividend Reinvestment and Stock Purchase Plan

Under the Company's Dividend Reinvestment and Stock Purchase Plan, registered shareholders may purchase additional shares of StellarOne Corporation by reinvesting their cash dividends and by making optional cash contributions up to twelve times a year. For more information about the Plan, contact the Plan Administrator, Registrar and Transfer Company, at (800) 368-5948 or log onto **www.StellarOne.com** and click on "DRIP/Stock Purchase" under Investor Relations to view and download the Plan Prospectus and enrollment form.

Annual Meeting of Shareholders

The Company's Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Time on Tuesday, April 27, 2010, at the Doubletree Hotel, 990 Hilton Heights, Charlottesville, VA. Shareholders of record as of March 12, 2010 are eligible to vote.

Stock Listing

Shares of StellarOne Corporation are traded under the symbol "STEL" on The Nasdaq Global Select Market®. Price information appears daily in regional newspapers under similar abbreviations of the name and can be viewed at **www.StellarOne.com**.

Independent Auditors

Grant Thornton, LLP
4140 Parklake Avenue
Suite 130
Raleigh, NC 27612

Officers and Directors

Principal Officers

William P. Heath, Jr.
Chairman of the Board

O. R. Barham, Jr.
President & CEO

Jeffrey W. Farrar
Executive Vice President & CFO

Litz H. Van Dyke
Executive Vice President & COO

Gregory W. Feldmann
President & CEO
StellarOne Bank

Senior Management

Joseph W. Beury
Director of Wealth Management

Linda L. Caldwell
Director of Marketing

Douglas D. Callaway
General Counsel

Lisa H. Cannell
Chief Human Capital Officer

Thomas P. Collins
Director of Corporate Banking

Steven A. Farbstein
Director of Mortgage Banking

Joshua M. Gehring
Director of Retail Banking

Tara Y. Harrison
Director of Internal Audit

Keith J. Houghton
Chief Credit Risk Officer

Charles M. McGuire
Director of Business Banking

John E. Meyer
Chief Information Officer

Larry P. Patton
Director of Facilities

Richard L. Saunders
Director of Commercial Credit Administration

Lori Ann Scott
Director of Funds Management

Patrick S. Snell
Corporate Controller

Corporation Board of Directors

William P. Heath, Jr.
Chairman
StellarOne Corporation

Lee S. Baker
Manager/Owner
Staunton Tractor, Inc.

O. R. Barham, Jr.
President & CEO
StellarOne Corporation

H.C. Stuart Cochran
Vice President
Bankers Insurance

Glen C. Combs
Retired
former Vice President
Acosta Sales

Beverley E. Dalton
Owner
English Construction

Gregory L. Fisher
President/Owner
Eddins Ford, Inc.

Christopher M. Hallberg
President
Hallberg & O'Malley Financial Group

F. Courtney Hoge
Insurance and Financial Planner
New York Life

Jan S. Hoover
President
Arehart Associates Ltd.

Steven D. Irvin
Senior Vice President & Director of Sales
Bankers Insurance, LLC

P. William Moore, Jr.
Chairman
Moore Brothers Co., Inc.

Alan W. Myers
Retired
Omni Services, Inc.

Harold K. Neal
Retired
former President & CEO
Bedford Bancshares, Inc.

H. Wayne Parrish
Vice-Chairman of the Board

Raymond D. Smoot, Jr.
CEO and Secretary/Treasurer
Virginia Tech Foundation, Inc.

Charles W. Steger
President
Virginia Tech

Joe J. Thompson
President
Thompson Tire Co., Inc.

Keith L. Wampler
Partner, Principal
PBGH, LLP

Jon T. Wyatt
President
Sign Systems, Inc.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

StellarOne
CORPORATION

Corporate Headquarters
590 Peter Jefferson Pkwy., Suite 250, Charlottesville, VA 22911
(434) 964-2211 (434) 964-2210 (Fax) www.StellarOne.com